Exhibit 99

2008 ANNUAL REPORT

Company Overview Magna, the most diversified global automotive supplier, designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include: • complete vehicle engineering and assembly • body and chassis systems • interior systems • seating systems • exterior systems • roof systems • powertrain systems • vision systems • electronic systems • closure systems Magna has approximately 74,350 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries. Financial Highlights 2008

Global Operations (As of December 2008) Operating Principles Magna’s entrepreneurial corporate culture, highlighted in the principles shown here, is the reason for Magna’s success and our greatest competitive advantage. Decentralized Operating Structure Magna’s manufacturing divisions operate as independent profit centres aligned by geographic region in each of our product areas. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry, as well as within specific regions. Employee Involvement By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals’ contributions and maintain open communication. Entrepreneurial Managers Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna’s divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee’s Charter. Employee Profit Sharing and Ownership Through the Equity Participation and Profit Sharing Program, eligible employees receive ten percent of Magna’s qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices. Total Number of Employees (As of December 2008)

Magna’s capabilities include: Complete Vehicle Engineering and Assembly Magna Steyr Engineering Services Complete Vehicle Production Innovative Systems & Modules (including batteries & energy storage systems) Fuel Systems Body and Chassis Systems Cosma International Body Systems Chassis Systems Technology, Engineering & Tooling Systems Interior Systems Decoma International Sidewall & Trim Systems Cockpit Systems Cargo Management Systems Overhead Systems Carpet & Loadspace Systems Seating Systems Magna Seating Complete Seating Solutions Seat Mechanism Systems Exterior Systems Decoma International Front & Rear End Fascia Systems Greenhouse & Sealing Systems Exterior Trim Vehicle Enhancement Packages Plastic Body Panels Engineered Glass Roof Systems Magna Car Top Systems Soft Tops Retractable Hard Tops Panoramic Sliding Roof Systems Removable Roof Systems Integrated Cargo Carriers Powertrain Systems Magna Powertrain Driveline & Chassis Control Systems Fluid Pressure & Controls Stampings Die Castings Engineering Services & System Integration Vision Systems Magna Mirrors Interior Mirrors Exterior Mirrors Actuators Electronic Vision Systems Electronic Systems Magna Electronics Driver Assistance & Safety Systems Intelligent Power Systems Body Electronics Lighting Systems Engine Electronics & Liquid Sensors Closure Systems Magna Closures Door Modules Window Systems Power Closure Systems Latching Systems Handle Assemblies Driver Controls

Magna International Inc. Financial Review and Other Information 2008 The Chairman’s Message 1 The Magna Corporate Constitution 2 The Magna Employee’s Charter 3 Management’s Message to Shareholders 4 Financial Review and Other Information Management’s Discussion and Analysis of Results of Operations and Financial Position 6 Management’s Responsibility for Financial Reporting 39 Independent Auditors’ Report on Financial Statements 40 Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) 41 Consolidated Statements of Income and Comprehensive (Loss) Income 42 Consolidated Statements of Retained Earnings 43 Consolidated Statements of Cash Flows 43 Consolidated Balance Sheets 44 Notes to the Consolidated Financial Statements 45 Supplementary Financial and Share Information 80 Corporate Directory Inside Back Cover

The Chairman’s Message Frank Stronach Chairman of the Board The past year has been the most economically difficult year for the automotive industry that I have witnessed since the founding of Magna more than 50 years ago. It has also been one of the most challenging years that we have faced in the last 20 years. The enormous meltdown in the global economy that began in 2008 and has spilled over to the current year was largely the result of a lack of sufficient regulations governing financial markets. However, I am optimistic that governments will act swiftly to put in place appropriate regulations and safeguards that will prevent another crisis like this from recurring. I am also optimistic that we will soon start to climb out of this recession and begin to see an improvement in the overall economy by 2010. Naturally, this economic turmoil has taken a heavy toll on our sales and profits. It has also necessitated laying off workers, which has been a source of personal sadness to me. My greatest satisfaction as Magna’s founder has been the creation of thousands of good jobs for workers throughout the world, and it is my hope that we will soon be able to grow once again so that we can rehire employees who have been affected. But the fact is, no one at Magna has been immune from the impact of this crisis. Our managers and senior executives have all seen reduced pay as a large portion of their compensation is tied to our profitability. And because everyone at Magna has a tangible stake in the company’s financial success, we are all working together to restore profitability as quickly as possible. This profit-sharing principle has been, and will continue to be, one of Magna’s great strengths. Management’s main responsibility is to ensure that Magna remains a viable and strong company in the face of this severe downturn. Over the years, we have run a tight ship and have avoided taking on excessive amounts of debt while gradually building our cash reserves to protect against a possible downturn. Although some investors urged us to expand more aggressively by borrowing money and depleting our cash reserves, we believe that we were prudent in avoiding this course of action. As a result, Magna is well positioned to make investments in strategic technologies and to expand our manufacturing footprint in emerging markets. Even in the midst of this industry downturn, Magna continues to invest for the future and identify new areas of growth. We believe that there will be a large market for electric vehicles in the next decade, driven by growing demand for alternate energy vehicles. Magna is focused on developing a wide range of electric vehicle technologies and systems, and we are optimistic that this promising new segment of the automotive industry will increasingly contribute to our sales and profits in the years ahead. In closing, I wish to thank our employees who are all working very hard to identify cost savings and enhance productivity. I also wish to thank our customers for turning to us for solutions in the areas of cost savings, fuel efficiencies, quality improvements and advancements in consumer convenience and safety. We are fully dedicated to achieving these goals. I have no doubt that we can overcome the challenges before us. Our motivated people, our entrepreneurial culture, and our drive to develop innovative new products and technologies are key strengths that will enable Magna to come through these turbulent times stronger than ever. I firmly believe Magna remains a great company with a great future. /s/ Frank Stronach Frank Stronach Chairman of the Board Magna International Inc. 2008 Annual Report 1

The Magna Corporate Constitution Employee Equity and Profit Participation Ten percent of Magna’s qualifying profit before tax will be allocated to eligible employees. These funds will be used for the purchase of Magna shares in trust for eligible employees and for cash distributions to eligible employees, recognizing length of service. Shareholder Profit Participation Magna will distribute, on average over a three-year period, not less than 20 percent of its annual net profit after tax to shareholders. Management Profit Participation To obtain long-term contractual commitment, Magna provides a compensation arrangement to corporate management which allows for base salaries comparable to industry standards, plus incentive bonuses, in total, of up to six percent of its profit before tax. Research and Development Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability. Social Responsibility Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society. Minimum Profit Performance Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, Magna’s Class A shareholders, voting as a class, will have the right to elect additional directors. Unrelated Investments Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna’s equity. Board of Directors Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna’s Board of Directors will be outsiders. Constitutional Amendments A change to Magna’s Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately. Magna’s Corporate Constitution publicly declares and defines the rights of employees and investors to participate in our profits and growth while also imposing certain disciplines on management. These features strike a balance between employees, investors and management while allowing us to maintain an entrepreneurial environment that encourages productivity. Magna is a public company with two classes of shares: a Class B share which carries a multiple vote, held by management and its associates, and a Class A Subordinate Voting share for investors and employees which carries a Single vote. This share structure has been in place since 1978 and enables management to have operating control of Magna on a day-to-day basis, provided it adheres to the Corporate Constitution. The simplified summary of Magna’s Corporate Constitution (above) is qualified by the actual text of the Corporate Constitution as contained in Magna’s Articles of Incorporation. Magna International Inc. 2008 Annual Report 2

The Magna Employee’s Charter Magna is committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of Magna’s Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles: Job Security Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security. To assist you, Magna will provide: • Job Counselling • Training • Employee Assistance Programs A Safe and Healthful Workplace Magna strives to provide you with a working environment which is safe and healthful. Fair Treatment Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism. Competitive Wages and Benefits Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted. Employee Equity and Profit Participation Magna believes that every employee should share in the financial success of the company. Communication and Information Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on in your company and within the industry. The Hotline Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department. Employee Relations Advisory Board The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee’s Charter and the principles of Magna’s Corporate Constitution. Magna International Inc. 2008 Annual Report 3

Management’s Message to Shareholders Donald J. Walker Co-Chief Executive Officer Siegfried Wolf Co-Chief Executive Officer Vincent J. Galifi Executive Vice-President and Chief Financial Officer Operations Overview 2008 was one of the worst years in recent history for the automotive industry. Global economic conditions, including weakening economies and a severe credit crisis, negatively impacted every major automotive market in the second half of 2008. As a result, global annual automotive sales and production both declined in 2008 for the first time in many years. Light vehicle production declined 16% in North America to 12.6 million units - marking the sixth straight year of lower production – and 8% in Europe to 14.6 million units. These production declines reflect the significant reductions in vehicle demand in these markets, particularly during the last quarter of the year. The contraction in automotive sales and production negatively impacted 2008 financial results of essentially all automotive companies, including Magna. We did, however, manage to post a modest net income of $71 million and cash flow from operations of $1.1 billion, despite a 9% decline in total sales to $23.7 billion. Despite some slowing in the latter part of the year, in 2008 our sales outside of North America and Europe increased 21% to $611 million, and earnings before interest and taxes outside of North America and Europe increased 60% to $32 million, reflecting our continued efforts to expand our geographic reach outside of our traditional markets. With net cash of $1.5 billion at the end of 2008, Magna is not only well positioned to weather the industry downturn, but is also in a strong position to capitalize on opportunities for new programs, takeover business, and acquisitions. Many automotive suppliers have been weakened in the past few years by a combination of factors, including lower volumes in North America and Europe, rising commodity costs and continued customer pricing pressures. The automotive supply base has been further weakened recently by the severe downturn in global automotive production. This represents both an opportunity for us, given our strong financial condition and open capacity, as well as a risk, to the extent that our own Tier 2 supply base is negatively impacted. The following are some major highlights in 2008 that have helped to position Magna for continued long-term growth: • We were awarded three major assembly contracts to build new vehicles at our Magna Steyr assembly facility in Graz, Austria. We won the contract to assemble Peugeot’s new 308 RC Z coupe model. It is our first complete vehicle program for PSA Peugeot Citroën, with assembly scheduled to start later this year. We were also awarded the Boxster and Cayman sports cars from Porsche AG, which are scheduled to launch in 2012. And in early 2010 we will begin assembling the Rapide, a new four-door luxury sport sedan, for Aston Martin. This will mark the first time that an Aston Martin vehicle will be made outside Britain. • We acquired Ogihara America Corporation’s stamping and sub-assembly plant in Birmingham, Alabama. The 460,000-square-foot plant supplies Mercedes-Benz in nearby Tuscaloosa, Alabama and helps to further diversify our customer base in North America. • We acquired Technoplast, a Russian supplier of plastic exterior and interior components located in Nizhny Novgorod, Russia. The acquisition expands our capabilities in the growing Russian market, positioning Magna to grow with both the Russian and international OEMs in the region. Magna International Inc. 2008 Annual Report 4

• We acquired BluWav Systems LLC, a leading developer and supplier of electric and energy-management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles. The acquisition will enhance our position in developing and supplying components and systems to the emerging market for electric and hybrid vehicles. • We announced a partnership with Ford Motor Company to bring a zero-emission, lithium-ion battery electric vehicle to the market in 2011. The compact car will be a key vehicle in Ford’s electrification strategy. We will be responsible for providing critical components for the vehicle, and will also play a key role in the engineering required to integrate the electric propulsion system and other new systems into the vehicle architecture. This partnership clearly positions Magna at the forefront of one of the most significant trends in the global automotive industry and demonstrates our commitment to industry-leading innovation in materials, processes and products. • We announced the opening of a number of new facilities in Asia, including an engineering and development centre in Changchun, China; a state-of-the-art stamping facility in Shanghai, China; and a stamping facility in Pune, India. • We won a number of major supplier awards from customers around the world, including a General Motors 2008 Supplier Recognition Award given to Decoma, which was one of only 10 suppliers out of 3,000 globally to be honoured. We also received eight Honda North America supplier awards for outstanding quality and overall performance, and three awards from Toyota, including two Quality Awards and a Launch Award. Other awards included Cosma receiving a Best Supplier Award from PSA Peugeot Citroën and Magna Car Top Systems receiving GM’s Supplier Recognition Award for outstanding performance. In addition to these awards, Magna Steyr was recognized as a partner in Chrysler LLC’s innovative Toledo Supplier Park, which was named in The Harbour Report 2008 as the best-performing assembly plant in North America. Going Forward We anticipate that 2009 will be even more difficult than 2008 for the automotive industry, particularly in North America and Europe. As a result of the unprecedented challenges facing the global automotive industry, including very weak automotive sales and vehicle production, our sales and profitability will continue to be negatively affected. However, we are taking further restructuring actions, including overhead reductions and plant rationalizations, in order to mitigate the impacts of this downturn. We have, and continue to, aggressively cut back on all spending and remain disciplined with our cash reserves in order to ensure that we have the resources needed to support customer programs. Despite the negative near-term outlook, we continue to invest in new technologies and programs to ensure Magna’s long-term growth and profitability in the years ahead for the benefit of our customers, employees and shareholders, and we remain well positioned to further grow our business in new markets. In closing, we would like to thank our employees, who are helping us weather the severe industry downturn by cutting costs, improving productivity and finding efficiencies. They remain focused on helping our customers during this unprecedented period of industry turmoil. We also wish to thank our shareholders for their continued confidence in our efforts to create long-term value for all stakeholders. We believe that Magna will emerge as an even stronger, more competitive and more dynamic company once our industry recovers. /s/ Donald J.Walker /s/ Siegfried Wolf /s/ Vincent J. Galifi Donald J. Walker Siegfried Wolf Vincent J. Galifi Co-Chief Executive Officer Co-Chief Executive Officer Executive Vice-President and Chief Financial Officer Magna International Inc. 2008 Annual Report 5

MAGNA INTERNATIONAL INC. Management’s Discussion and Analysis of Results of Operations and Financial Position All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 which are prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) as well as the ‘‘Forward-Looking Statements’’ on page 38. This MD&A has been prepared as at March 6, 2009. OVERVIEW We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2008, we had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries. Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. HIGHLIGHTS 2008 was a difficult year for the global automotive industry. The year began with the expectation of continued global growth in vehicle sales and production. However global economic conditions, including weakening economies and a severe credit crisis, affected every major automotive market in the second half of 2008. This led to the first annual decline in global automotive sales and production in several years. The contraction in automotive sales and production negatively impacted the financial results and condition of essentially all industry participants. Many of the world’s largest OEMs, including the Detroit 3, have asked for some measure of government assistance, in some cases in order to avert the imminent need to file for bankruptcy protection. General Motors and Chrysler have each received several billion dollars in loans from the U.S. Government, and each has requested several billion dollars more in the near term.Toyota, the world’s largest OEM by vehicle sales, recently announced that it would post its first annual operating loss in 70 years. Many other large OEMs have reported or expect to report annual operating losses. In North America, light vehicle production (‘‘production’’) declined for the sixth straight year, to 12.6 million units. The rate of decline accelerated in the second half of 2008, with production down 22%, relative to the second half of 2007. For the Detroit 3, the production decline has been compounded by a shift in consumer preferences away from certain light trucks, as well as continued market share erosion. In the second half of 2008, Detroit 3 trucks, excluding cross-over utility vehicles, declined 44% relative to the second half of 2007. The Detroit 3 have been adjusting their assembly capacity, particularly in North America, and have announced that they will continue to do so to offset the impacts of vehicle segment shifts and market share losses. The decline in North American production reflects the significant decline in vehicle sales, which in the fourth quarter of 2008 dropped to annualized sales levels not seen in more than 25 years. The deteriorating U.S. economy, low consumer confidence and limited availability of financing for automotive consumers were among the largest drivers of the decline in North American automotive sales. Certain of the conditions affecting North America have similarly impacted many other automotive markets. In particular, Western European automotive sales declined approximately 16% in 2008, with year-over-year rates of decline of 17%, 23% and 25%, in each of the last three months of 2008, respectively. Western European production declined 8% for 2008, but 26% in the fourth quarter of the year. Magna International Inc. 2008 Annual Report — MD&A 6

While 2008 was a difficult year for the industry, 2009 is expected to be even worse. Most industry observers expect light vehicle sales and production in most large automotive markets to be considerably weaker in 2009 than 2008. The first half of 2009 is expected to be particularly challenging, as many OEMs struggle to reduce dealer inventories. Our financial results have been negatively impacted by the declines in production, especially in North America and Western Europe. In addition, in North America we have been negatively impacted both by the shift away from certain light trucks, on which we have relatively high average content, and by OEM capacity adjustments, of the Detroit 3. We have been taking actions to offset the production declines and capacity reductions, including: • reducing our own capacity to adapt to the prevailing industry conditions; • consolidating, closing or selling a number of facilities, particularly in North America; • reducing discretionary spending across the organization, and • reducing or deferring capital spending to the extent reasonably possible. As a result of our capacity reduction actions, we have incurred considerable restructuring charges in 2008, and expect to incur additional charges in 2009. We have also recorded impairment charges, reflecting the decline in value of certain of our long-lived assets. Despite our actions, we have not been able to reduce costs at the rate that production has declined, nor do we believe it is prudent to capacitize our business for current levels of production. As a result, our sales and earnings have been, and at least in the short term will continue to be, negatively impacted by the current automotive environment. The bankruptcy of one or more of our major customers remains a significant negative risk to our business, including our results from operations, financial condition and cash flow, although the extent of risk is difficult to estimate. Two of our largest customers in North America, General Motors and Chrysler have indicated that they require additional U.S. Government loans in the near term, and each has considerable execution risks, involved in their financial and operational restructuring, particularly given the present level of uncertainty in the industry. 2009 is expected to include massive global industry restructuring, involving a number of OEMs and auto suppliers. With our strong balance sheet position and cash flow, we believe in the medium term we may benefit from potential industry changes, including supplier consolidation. Beyond 2009, we expect the global auto industry to return to growth, and we anticipate that with the actions we are taking in our traditional markets, together with our planned growth in new markets, we will remain a key supplier to the auto industry. FINANCIAL RESULTS SUMMARY During 2008, we posted sales of $23.7 billion, a decrease of 9% from 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and tooling, engineering and other sales. Comparing 2008 to 2007: • North American average dollar content per vehicle increased 1%, while vehicle production declined 16%; • European average dollar content per vehicle increased 12%, while vehicle production declined 8%; and • Complete vehicle assembly sales decreased 18% to $3.3 billion from $4.0 billion and complete vehicle assembly volumes declined 37% to approximately 125 thousand units. During 2008, we generated operating income of $328 million compared to $1.15 billion for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the “Unusual Items” section below, operating income for 2008 decreased $618 million or 52% primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs in North America. In addition, the remaining decrease in operating income was due to: • operational inefficiencies and other costs at certain facilities; • decreased margins earned on lower volumes for certain assembly programs; • accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States; • increased commodity costs; • an additional impairment of our investments in asset-backed commercial paper (“ABCP”), as discussed in the “Cash Resources” section below; • costs incurred in the preparation for upcoming launches or for programs that have not fully ramped up production; • costs associated with electric vehicle development; and • incremental customer price concessions. Magna International Inc. 2008 Annual Report — MD&A 7

These factors were partially offset by:

- productivity and efficiency improvements at certain divisions;
- the benefit of restructuring activities during or subsequent to 2007;
- lower employee profit sharing;
- lower incentive compensation;
- a favourable settlement on research and development incentives;
- increased margins earned on production programs that launched during or subsequent to 2007;
- an increase in reported U.S. dollar operating income due to the strengthening of the euro, against the U.S. dollar;
- a favourable revaluation of warranty accruals; and
- incremental margin earned related to acquisitions completed during 2008.

During 2008, we generated net income of $71 million compared to $663 million for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, net income for 2008 decreased $462 million or 55%. The decrease in net income was as a result of the decrease in operating income partially offset by lower income taxes.

During 2008, diluted earnings per share was $0.62 compared to $5.86 for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, diluted earnings per share for 2008 decreased $4.10 or 55%. The decrease in diluted earnings per share is primarily as a result of the decrease in net income. The weighted average number of diluted shares outstanding during 2008 was substantially unchanged from 2007, decreasing by 0.2 million shares. The additional Class A Subordinate Voting Shares issued in 2007 related to the arrangement (the "Arrangement") with Russian Machines were offset by the repurchase and cancellation of Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing Normal Course Issuer Bids and the reduced number of shares included with respect to the Convertible Subordinated Debentures in 2008, since the inclusion of those shares would have been anti-dilutive in 2008.

UNUSUAL ITEMS

During 2008 and 2007, we recorded certain unusual items as follows:

	2008			2007		
	Operating Income	**Net Income**	**Diluted Earnings per Share**	Operating Income	Net Income	Diluted Earnings per Share
Fourth Quarter						
Impairment charges [1]	**$ (16)**	**$ (16)**	**$ (0.15)**	$ (34)	$ (26)	$ (0.22)
Restructuring charges [1]	**(80)**	**(56)**	**(0.50)**	(17)	(12)	(0.10)
Foreign currency gain [2]	**—**	**—**	**—**	19	17	0.14
Valuation allowance on future tax assets [3]	**—**	**—**	**—**	—	(115)	(0.97)
Future tax charge [3]	**—**	**—**	**—**	—	(8)	(0.06)
Total fourth quarter unusual items	**(96)**	**(72)**	**(0.65)**	(32)	(144)	(1.21)
Third Quarter						
Impairment charges [1]	**(258)**	**(223)**	**(2.00)**	—	—	—
Restructuring charges [1]	**(4)**	**(4)**	**(0.04)**	(8)	(5)	(0.05)
Foreign currency gain [2]	**116**	**116**	**1.04**	7	7	0.06
Valuation allowance on future tax assets [3]	**—**	**(123)**	**(1.10)**	—	—	—
Future tax charge [3]	**—**	**—**	**—**	—	(40)	(0.35)
Sale of facility [4]	**—**	**—**	**—**	(12)	(7)	(0.06)
Sale of property [4]	**—**	**—**	**—**	36	30	0.27
Total third quarter unusual items	**(146)**	**(234)**	**(2.10)**	23	(15)	(0.13)
Second Quarter						
Impairment charges [1]	**(9)**	**(7)**	**(0.06)**	(22)	(14)	(0.12)
Restructuring charges [1]	**—**	**—**	**—**	(14)	(10)	(0.09)
Total second quarter unusual items	**(9)**	**(7)**	**(0.06)**	(36)	(24)	(0.21)
Total year to date unusual items	**$ (251)**	**$ (313)**	**$ (2.75)**	$ (45)	$ (183)	$ (1.61)

Magna International Inc. 2008 Annual Report – MD&A
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(1) Restructuring and Impairment Charges

During 2008 and 2007, we recorded impairment charges as follows:

	2008		2007	
	Operating Income	**Net Income**	Operating Income	Net Income
Fourth Quarter				
North America	**$ 12**	**$ 12**	$ 22	$ 14
Europe	**4**	**4**	12	12
Total fourth quarter impairment charges	**16**	**16**	34	26
Third Quarter				
North America	**258**	**223**	—	—
Second Quarter				
North America	**5**	**3**	22	14
Europe	**4**	**4**	—	—
Total second quarter impairment charges	**9**	**7**	22	14
Total year to date impairment charges	**$ 283**	**$ 246**	$ 56	$ 40

[a] For the year ended December 31, 2008

Impairment Charges

Historically, we completed our annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

However, as a result of further declines in vehicle production volumes, during the fourth quarter of 2008 we once again completed our goodwill and long-lived asset impairment analyses. Based on these analyses, during 2008 we recorded long-lived asset impairment charges of $283 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada. No goodwill impairment charge was recorded during 2008 or 2007. However, we determined that goodwill could potentially be impaired at our powertrain North America reporting unit. Therefore, as required by GAAP, we made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at year end. Our best estimate is that goodwill is not impaired; however, any adjustment to the estimated impairment charge based on finalization of the impairment analysis will be recorded during 2009. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge, if any, could differ from those estimated.

At our powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million were recorded primarily as a result of the following factors:

- a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
- excess die-casting, machining and assembly capacity; and
- historical losses that are projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded $74 million of asset impairment charges primarily as a result of the following factors:

- significantly lower volumes on certain pick-up truck and SUV programs;
- the loss of certain replacement business;
- capacity utilization that is not sufficient to support the current overhead structure; and
- historical losses that are projected to continue throughout our business planning period.

Additionally, in North America we recorded asset impairment charges of $12 million related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. In Europe, we recorded an $8 million asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

Magna International Inc. 2008 Annual Report – MD&A
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Restructuring Charges During 2008, we recorded restructuring and rationalization costs of $84 million in North America. These restructuring and rationalization costs were primarily recorded during the fourth quarter of 2008 and relate to: (i) the consolidation of interiors and exteriors operations in Canada and the United States; (ii) the closure of a seating systems facility in St. Louis; (iii) the consolidation of closure systems operations in Canada; and (iv) the consolidation of our powertrain die casting operations in Canada and the United States. During 2008, we also incurred costs related to downsizing various operations. In addition, we expect to incur additional restructuring and rationalization charges during 2009 in the range of $40 million to $60 million related to activities that were initiated in 2008. [b] For the year ended December 31, 2007 Impairment Charges In North America, we recorded asset impairments of $44 million related to an interior systems facility in the United States and certain powertrain facilities in the United States and Canada.The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels. In addition, due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 we recorded asset impairments of $12 million relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain. Restructuring Charges During 2007, we recorded restructuring and rationalization charges of $39 million in North America and Europe. In North America, we recorded $35 million of restructuring and rationalization charges related to: (i) the closure of exterior systems facilities in Canada and the United States; (ii) the consolidation of powertrain facilities in Canada; (iii) the closure of a mirror facility in the United States; and (iv) the closure of a stamping facility in the United States. In Europe, we recorded restructuring charges of $4 million related to the closure of a sunvisors facility in Spain. (2) Foreign Currency Gains In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during 2008 and 2007 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million and $26 million, respectively. (3) IncomeTaxes [a] For the year ended December 31, 2008 During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against the remaining future tax assets in the United States. Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on: • historical consolidated losses at our U.S. operations that are expected to continue in the near-term; • the accelerated deterioration of near-term automotive market conditions in the United States as discussed above; and • significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets. [b] For the year ended December 31, 2007 Based on the accounting standards discussed above, during the fourth quarter of 2007 we determined that valuation allowances against certain of our future tax assets in the United States were required. Accordingly, we recorded a $115 million valuation allowance against these future tax assets. Magna International Inc. 2008 Annual Report — MD&A 10

Also during 2007, we recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to decreases in enacted tax rates in Canada. (4) Other Unusual Items During 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe and as a result, incurred a loss on disposition of the facility of $12 million. Also during 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million. INDUSTRY TRENDS AND RISKS A number of trends continue to have a significant impact on the global automotive industry and our business, including: • a precipitous drop in global light vehicle production and sales, particularly since September 2008; • the restructuring of the global automotive industry and the growing risk of OEM insolvency proceedings; • significant government financial intervention in the global automotive and financial services industries; • the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in our operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations; • the continued exertion of significant pricing pressure by OEMs; • increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations; • increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features; • the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries; • the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and • the continued consolidation of vehicle platforms. The following are some of the more significant risks that could affect our ability to achieve our desired results: • We are in the midst of a significant global recession. Current conditions are causing tremendous global economic uncertainty, thus subjecting us to significant planning risk with respect to our business. We cannot predict when the recession will end or what our prospects will be once the recession has ended and markets resume to more normal conditions. The continuation of current economic conditions for an extended period of time could have a material adverse effect on our profitability and financial condition. • While we believe we have sufficient liquidity to survive the current recession, the recession may last longer and/or be more severe than we currently anticipate. The continuation of current economic conditions for an extended period of time could have a material adverse effect on our profitability and financial condition. • While the global automotive industry is cyclical and is currently experiencing a significant downturn, a number of characteristics of the current downturn have made it more severe than prior ones, including the disruption of global credit markets since September 2008 and the corresponding reduction in access to credit, particularly for purposes of vehicle financing, the deterioration of housing and equity markets and the resulting erosion of personal net worth, all of which have led to extremely low U.S. Consumer confidence, which has a significant impact on consumer demand for vehicles. Automotive sales have dropped precipitously and accordingly production has been cut drastically in order to reflect the current, historically low level of demand for vehicles. The continuation of current or lower production volumes and sales levels for an extended period of time could have a material adverse effect on our profitability. Magna International Inc. 2008 Annual Report — MD&A 11

• In light of the continuing global recession and its pronounced impact on the automotive industry, governments in various countries have announced or provided financial assistance to OEMs. Governments have attached or may attach stringent conditions to this financial support, including conditions relating to specific restructuring actions such as plant rationalizations, labour reductions, sale or wind-down of vehicle brands, elimination of production and/or other cost-cutting initiatives. There is no assurance that government financial intervention in the automotive industry will be successful to prevent the bankruptcy of one or more OEMs. Since governmental financial intervention in the automotive industry is still at an early stage, it is not yet possible to assess the potential impact on us, however, the bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition. • Some of our traditional customers, particularly the Detroit 3 OEMs, are currently at risk of insolvency. Notwithstanding any government assistance that has been or may be extended to any of our major customers, such customers may seek bankruptcy protection in order to restructure their business and operations. On February 20, 2009, Saab filed for court supervised reorganization. Since OEMs rely on a highly interdependent network of suppliers, an OEM bankruptcy could have a “domino effect”, causing multiple supplier bankruptcies and thus the complete seizure of the automotive industry for a prolonged period of time, all of which would have a material adverse effect on our profitability and financial condition. • We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, production volume cuts, intense pricing pressures and other factors have left many automotive suppliers in varying degrees of financial distress. The insolvency or bankruptcy of any such supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers’ production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or insource production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability. • In response to current industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring and/or downsizing costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions. • We recorded significant impairment charges related to future tax assets and fixed assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In particular, at December 31, 2008 we determined that goodwill could potentially be impaired at our Powertrain North America reporting unit. Our current best estimate is that goodwill is not impaired. However, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability. • We continue to invest in technology and innovation, including certain alternative-energy technologies which we believe will be integral in coming years. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis using such technologies will be a significant factor in our ability to remain competitive. If there is a shift away from the use of such technologies, our costs may not be fully recovered. In addition, if other technologies in which our investment is not as great or our expertise is not as developed emerge as the industry leading technologies, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition. • Although we supply parts to all of the leading OEMs, a significant majority of our sales are to five such customers, two of which are in need of further government assistance due to their financial condition. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability. • While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble or shifts away from specific parts we produce) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have a material adverse effect on our profitability. Magna International Inc. 2008 Annual Report — MD&A 12

• We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, and labour relations among OEMs, their employees and unions. As a result of recent concessions granted by the UAW and CAW with respect to their collective bargaining agreements with the “Detroit 3” OEMs and potentially further reductions as contemplated by certain government support, as well as significant excess capacity at OEM facilities, such OEMs may insource some production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs’ own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability. • Many of our customers have sought, and will likely continue to seek to take advantage of lower operating costs in China, Thailand, India, Russia, Brazil and other low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in low cost countries could harm our ability to compete with other suppliers operating in or from such low cost countries, which could have an adverse effect on our profitability. • Since September 2008, several major financial institutions have failed or required massive government intervention in order to prevent collapse. The turmoil in the financial sector has had a significant effect on the global economy, and has contributed to the current global recession. The failure of any major financial institutions could lead to further disruptions in capital and credit markets and could adversely affect our and our customers’ ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution in which we invest our cash reserves, that is a counterparty in a derivative transaction or a lender to us, we face the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced. All of these risks could have a significant impact on our financial condition. • Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euro, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such related currency values could adversely impact our competitiveness in certain geographic regions. • We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability. • Prior to the onset of the current global recession and industry downturn, we were under significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. These pressures are expected to continue, even after the industry begins to recover. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability. • Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates. • From time to time, we may become liable for legal, contractual and other claims by various parties, including, customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect. Magna International Inc. 2008 Annual Report — MD&A 13

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended December 31,				For the year ended December 31,			
	2008	2007	Change		**2008**	2007	Change	
1 Canadian dollar equals U.S. dollars	**0.828**	1.019	-	19%	**0.944**	0.936	+	1%
1 euro equals U.S. dollars	**1.320**	1.450	-	9%	**1.470**	1.371	+	7%
1 British pound equals U.S. dollars	**1.569**	2.044	-	23%	**1.852**	2.001	-	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2008 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impacts reported results.

RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2008

Sales

		2008		2007		Change
Vehicle Production Volumes *(millions of units)*						
North America		**12.622**		15.102	-	16%
Europe		**14.596**		15.938	-	8%
Average Dollar Content Per Vehicle						
North America	**$**	**867**	$	859	+	1%
Europe	**$**	**486**	$	435	+	12%
Sales						
External Production						
North America	**$**	**10,938**	$	12,977	-	16%
Europe		**7,089**		6,936	+	2%
Rest of World		**515**		411	+	25%
Complete Vehicle Assembly		**3,306**		4,008	-	18%
Tooling, Engineering and Other		**1,856**		1,735	+	7%
Total sales	**$**	**23,704**	$	26,067	-	9%

External Production Sales - North America

External production sales in North America decreased 16% or $2.04 billion to $10.94 billion for 2008 compared to $12.98 billion for 2007. This decrease in production sales reflects a 16% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during 2008 our largest customers in North America continued to reduce vehicle production volumes compared to 2007. While North American vehicle production volumes declined 16% in 2008 compared to 2007, Chrysler, Ford and GM vehicle production declined 25%, 21% and 19%, respectively.

Our average dollar content per vehicle grew by 1% or $8 to $867 for 2008 compared to $859 for 2007, primarily as a result of:

- the launch of new programs during or subsequent to 2007, including:
  - the Dodge Journey;
  - the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;
  - the Buick Enclave and Chevrolet Traverse;
  - the Ford Flex; and
  - the Mazda 6;

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• acquisitions completed subsequent to 2007, including: • a substantial portion of Plastech Engineered Products Inc.’s (“Plastech”) exteriors business; and • a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation (“Ogihara”); • increased production and/or content on certain programs, including the Chevrolet Cobalt and Pontiac G5; and • an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. These factors were partially offset by: • the impact of lower production and/or content on certain programs, including: • GM’s full-size pickups and SUVs; • the Ford Explorer and Mercury Mountaineer; • the Ford Edge and Lincoln MKX; • the Ford F-Series SuperDuty; • the Chevrolet Equinox and Pontiac Torrent; • the Hummer H3; and • the Dodge Nitro; • programs that ended production during or subsequent to 2007, including the Chrysler Pacifica; and • incremental customer price concessions. External Production Sales - Europe External production sales in Europe increased 2% or $153 million to $7.1 billion for 2008 compared to $6.9 billion for 2007. This increase in production sales reflects a 12% increase in our European average dollar content per vehicle partially offset by an 8% decrease in European vehicle production volumes. Our average dollar content per vehicle grew by 12% or $51 to $486 for 2008 compared to $435 for 2007, primarily as a result of: • the launch of new programs during or subsequent to 2007, including: • the Volkswagen Tiguan; and • the MINI Clubman; • an increase in reported U.S. dollar sales primarily due to the strengthening of the euro against the U.S. dollar; and • increased production and/or content on certain programs, including: • the Mercedes-Benz C-Class; • the Volkswagen Transporter; and • the smart fortwo. These factors were partially offset by: • the impact of lower production and/or content on certain programs, including: • the BMW X3; and • the MINI Cooper; • the sale of certain facilities during or subsequent to 2007; • programs that ended production during or subsequent to 2007, including the Chrysler Voyager; and • incremental customer price concessions. External Production Sales - Rest of World External production sales in Rest of World increased 25% or $104 million to $0.5 billion for 2008 compared to $0.4 billion for 2007. The increase in production sales is primarily as a result of: • the launch of new programs in South Africa and China during or subsequent to 2007; • increased production and/or content on certain programs in China and Brazil; and • an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar. These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar. Magna International Inc. 2008 Annual Report - MD&A 15

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of goods sold. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of goods sold, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	2008	2007	Change
Complete Vehicle Assembly Sales	**$ 3,306**	$ 4,008	- 18%
Complete Vehicle Assembly Volumes *(Units)*			
Full-Costed:			
BMW X3, Mercedes-Benz G-Class, and Saab 9³ Convertible	**97,229**	131,056	- 26%
Value-Added:			
Jeep Grand Cherokee, Chrysler 300, Chrysler Voyager, and Jeep Commander	**28,207**	68,913	- 59%
	125,436	199,969	- 37%

Complete vehicle assembly sales decreased 18% or $0.7 billion to $3.3 billion for 2008 compared to $4.0 billion for 2007 while assembly volumes decreased 37% or 74,533 units. The decrease in complete vehicle assembly sales was primarily as a result of:

- a decrease in assembly volumes for the BMW X3, Saab 9³ Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and
- the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

These factors were partially offset by:

- an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
- higher assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 7% or $121 million to $1.86 billion for 2008 compared to $1.74 billion for 2007.

In 2008, the major programs for which we recorded tooling, engineering and other sales were:

- the MINI Cooper, Clubman and Crossman;
- the BMW Z4, X3 and 1-Series;
- GM's full-size pickups;
- the Cadillac SRX and Saab 9-4X;
- the Mazda 6;
- the Porsche 911 / Boxster;
- the Mercedes-Benz M-Class;
- the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
- the Ford F-Series;
- the Lincoln MKS; and
- the Audi A5.

In 2007, the major programs for which we recorded tooling, engineering and other sales were:

- GM's full-size pickups;
- the Ford Flex;
- the BMW X3, Z4, 1-Series and 3-Series programs;

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• the Dodge Grand Caravan and Chrysler Town & Country; • the Dodge Journey; • the Mazda 6; • the MINI Cooper; • the smart fortwo; • the Audi A5; • the Mercedes-Benz C-Class, GL-Class and R-Class; and • the Ford F-Series SuperDuty. In addition, tooling, engineering and other sales benefited from the strengthening of the euro against the U.S. dollar. Gross Margin Gross margin decreased 22% or $746 million to $2.72 billion for 2008 compared to $3.46 billion for 2007 and gross margin as a percentage of total sales decreased to 11.5% compared to 13.3% . The unusual items discussed previously in the “Unusual Items” section negatively impacted gross margin as a percent of total sales in 2008 and 2007 by 0.3% and 0.1%, respectively. Excluding these unusual items, the 1.6% decrease in gross margin as a percentage of total sales was primarily as a result of: • lower gross margin earned as a result of a significant decrease in production volumes, in particular on many high content programs in North America; • operational inefficiencies and other costs at certain facilities, in particular at certain exterior, interior and powertrain systems facilities in North America; • accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States; • an increase in tooling and other sales that earn low or no margins; • increased commodity costs; and • incremental customer price concessions. These factors were partially offset by: • productivity and efficiency improvements at certain facilities; • the decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average; • lower employee profit sharing; • a favourable settlement on research and development incentives; • a favourable revaluation of warranty accruals; and • the benefit of restructuring activities that were undertaken during or subsequent to 2007. Depreciation and Amortization Depreciation and amortization costs increased $1 million to $873 million for 2008 compared to $872 million for 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, depreciation and amortization increased by $7 million. The increase in depreciation and amortization in 2008 compared to 2007 was due to the strengthening of the euro against the U.S. dollar. Excluding the effect of foreign exchange, depreciation and amortization decreased primarily as a result of: • the write-down of certain assets during or subsequent to 2007; and • the sale or disposition of certain facilities during or subsequent to 2007. These factors were partially offset by: • acquisitions completed subsequent to 2007 including: • a substantial portion of Plastech’s exteriors business; and • a facility from Ogihara; and • an increase in depreciation and amortization related to capital spending during or subsequent to 2007. Selling, General and Administrative (“SG&A”) SG&A expenses as a percentage of sales of 5.6% for 2008 remained unchanged compared to 2007. SG&A expenses decreased 10% or $142 million to $1.3 billion for 2008 compared to $1.5 billion for 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, SG&A expenses decreased by $78 million primarily as a result of: • lower incentive compensation; • reduced spending at certain facilities; • lower employee profit sharing; • the sale or disposition of certain facilities during or subsequent to 2007; and • reduced spending as a result of the restructuring and downsizing activities that were initiated during or subsequent to 2007. Magna International Inc. 2008 Annual Report — MD&A 17

These factors were partially offset by:

- an increase in reported U.S. dollar SG&A due to the strengthening of the euro against the U.S. dollar;
- a $41 million (2007 - $12 million) write-down of our investment in ABCP as discussed in the "Cash Resources" section below;
- higher infrastructure costs related to programs that launched during or subsequent to 2007; and
- higher infrastructure costs related to the acquisition from Ogihara.

Impairment Charges

Impairment charges increased $227 million to $283 million for 2008 compared to $56 million for 2007. For a complete discussion of the impairment charges, see the "Unusual Items" section above and note 3 of the audited consolidated financial statements for the year ended December 31, 2008.

Earnings before Interest and Taxes ("EBIT") [1]

		2008		2007	Change
North America	**$**	**(106)**	$	688	N/A
Europe		**241**		359	- 33%
Rest of World		**32**		20	+ 60%
Corporate and Other		**99**		23	+ 330%
Total EBIT	**$**	**266**	$	1,090	- 76%

Included in EBIT for the years ended December 31, 2008 and 2007 were the following unusual items, which have been discussed previously in the "Unusual Items" section.

		2008		2007
North America				
Impairment charges	**$**	**(275)**	$	(44)
Restructuring charges		**(84)**		(35)
Foreign currency gain		**—**		23
		(359)		(56)
Europe				
Impairment charges		**(8)**		(12)
Restructuring charges		**—**		(4)
Sale of facility		**—**		(12)
Sale of property		**—**		36
		(8)		8
Corporate and Other				
Foreign currency gain		**116**		3
	$	**(251)**	$	(45)

North America

EBIT in North America decreased $794 million to a loss of $106 million for 2008 compared to earnings of $688 million for 2007. Excluding the North American unusual items discussed previously in the "Unusual Items" section, the $491 million decrease in EBIT was primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs. In addition, the remaining decrease in earnings is primarily as a result of:

- operational inefficiencies and other costs at certain facilities, in particular at certain powertrain, exterior and interior systems facilities;
- accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
- increased commodity costs; and
- incremental customer price concessions.

---

(1) EBIT is defined as income from operations before income taxes as presented on our audited consolidated financial statements before net interest income.

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These factors were partially offset by: • lower affiliation fees paid to corporate; • the benefit of restructuring activities during or subsequent to 2007; • productivity and efficiency improvements at certain facilities; • a favourable settlement on research and development incentives; • lower incentive compensation; • lower employee profit sharing; • incremental margin earned on new programs that launched during or subsequent to 2007; and • incremental margin earned related to the acquisitions from Ogihara and Plastech. Europe EBIT in Europe decreased 33% or $118 million to $241 million for 2008 compared to $359 million for 2007. Excluding the European unusual items discussed previously in the “Unusual Items” section, the $102 million decrease in EBIT was primarily as a result of: • lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007; • operational inefficiencies and other costs at certain facilities; • costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production; • costs incurred to develop and grow our electronics capabilities; and • incremental customer price concessions. These factors were partially offset by: • productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities; • lower employee profit sharing; • the benefit of restructuring activities during or subsequent to 2007; • a favourable revaluation of warranty accruals; • an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar; • increased margins earned on production programs that launched during or subsequent to 2007; • lower affiliation fees paid to corporate; and • lower incentive compensation. Rest of World Rest of World EBIT increased $12 million to $32 million for 2008 compared to $20 million for 2007. The increase in EBIT was primarily as a result of: • increased sales; and • productivity and efficiency improvements at certain facilities, primarily in China. These factors were partially offset by costs incurred at new facilities, primarily in China as we continue to grow in this market. Corporate and Other Corporate and Other EBIT increased $76 million to $99 million for 2008 compared to $23 million for 2007. Excluding the Corporate and Other unusual items discussed previously in the “Unusual Items” section, the $37 million decrease in EBIT was primarily as a result of: • a decrease in affiliation fees earned from our divisions; • the $41 million (2007 - $12 million) write-down of our investment in ABCP as discussed in the “Cash Resources” section below; • costs associated with electric vehicle development; and • higher charitable and social contributions. These factors were partially offset by: • lower incentive compensation; and • decreased stock-based compensation costs. Magna International Inc. 2008 Annual Report - MD&A 19

Interest Income, Net

Net interest income of $62 million for 2008 remained unchanged compared to 2007. Lower interest earned on cash and cash equivalents due to lower interest rates was offset by higher interest earned on higher cash and cash equivalents balances and lower interest expense on long-term debt due to debt repayments during 2007 and 2008, including repayment of our senior unsecured notes related to the acquisition of New Venture Gear ('NVG').

Operating Income

Operating income decreased 72% or $0.824 billion to $0.328 billion for 2008 compared to $1.152 billion for 2007. Excluding the unusual items discussed previously in the 'Unusual Items' section, operating income for 2008 decreased 52% or $0.6 billion. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items), as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 83.2% for 2008 from 42.9% for 2007. In 2008 and 2007, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section above. Excluding the unusual items, our effective income tax rate increased to 34.8% for 2008 compared to 29.6% for 2007. The increase in the effective income tax rate is primarily the result of an increase in losses not benefited, primarily in the United States partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

Net Income

Net income decreased 89% or $592 million to $71 million for 2008 compared to $663 million for 2007. Excluding the unusual items discussed previously in the 'Unusual Items' section, net income decreased 55% or $462 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.

Earnings per Share

	2008	2007	Change
Earnings per Class A Subordinate Voting or Class B Share			
Basic	$ **0.63**	$ 5.95	- 89%
Diluted	$ **0.62**	$ 5.86	- 89%
Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)			
Basic	**112.8**	111.4	+ 1%
Diluted	**113.9**	114.1	—

Diluted earnings per share decreased 89% or $5.24 to $0.62 for 2008 compared to $5.86 for 2007. Excluding the unusual items discussed previously in the 'Unusual Items' section, diluted earnings per share decreased $4.10 from 2007 as a result of the decrease in net income (excluding unusual items) described above, partially offset by a decrease in the weighted average number of diluted shares outstanding.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing NCIB and to a reduction in the number of diluted shares associated with debentures and stock options, since such shares were anti-dilutive in 2008, partially offset by Class A Subordinate Voting Shares issued in 2007 related to the arrangement with Russian Machines.

Return on Funds Employed ("ROFE") (1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for 2008 was 3.9%, a decrease from 16.6% for 2007. The unusual items discussed in the 'Unusual Items' section above negatively impacted 2008 and 2007 ROFE by 3.9% and 0.2%, respectively.

Excluding these unusual items, the 9.0% decrease in ROFE is due to a decrease in EBIT (excluding unusual items), as discussed above, combined with a $209 million increase in average funds employed for 2008 compared to 2007.

(1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

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The increase in our average funds employed was primarily as a result of: • an increase in our average investment in working capital; • acquisitions completed during 2008 including: • the acquisition from Ogihara which added approximately $51 million of average funds employed; • Plastech which added approximately $13 million of average funds employed; and • Technoplast which added approximately $12 million of average funds employed; and • an increase in our long-term investments due to the reclassification of ABCP as discussed in the ‘‘Cash Resources’’ section below. The factors contributing to the increase in our average funds employed were partially offset by weakening of the Canadian dollar and euro, each against the U.S. dollar. FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES Cash Flow from Operations 2008 2007 Change Net income $71 $663 Items not involving current cash flows 1,258 1,024 1,329 1,687 $(358) Changes in non-cash operating assets and liabilities (275) (94) Cash provided from operating activities $1,054 $1,593 $(539) Cash flow from operations before changes in non-cash operating assets and liabilities decreased $358 million to $1.3 billion for 2008 compared to $1.7 billion for 2007. The decrease in cash flow from operations was due to a $592 million decrease in net income (as discussed above) partially offset by a $234 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following: 2008 2007 Depreciation and amortization $873 $872 Long-lived asset impairments 283 56 Valuation allowance established against future tax assets 123 115 Equity income (19) (11) Future income taxes and non-cash portion of current taxes (131) (123) Reclassification of gain on net investment in foreign from accumulated other comprehensive income (116) (26) Amortization of employee wage buydown 62 — Other non-cash charges 183 141 Items not involving current cash flows $1,258 $1,024 The $8 million change in future income taxes and non-cash portion of current taxes is due to the income tax impact of the long-lived asset impairments and the resulting timing difference between tax and book values of net assets and reserves. Cash invested in non-cash operating assets and liabilities amounted to $275 million for 2008 compared to $94 million for 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash: 2008 2007 Accounts receivable $826 $36 Inventories (124) (97) Prepaid expenses and other (70) (13) Accounts payable and other accrued liabilities (649) (65) Income taxes payable / receivable (232) 66 Deferred revenue (26) (21) Changes in non-cash operating assets and liabilities $(275) $(94) Magna International Inc. 2008 Annual Report — MD&A 21

The decrease in accounts receivable in 2008 was primarily due to a decrease in production receivables related to lower sales volumes in both North America and Europe compared to 2008, particularly during the fourth quarter of 2008. The decrease in accounts payable and other accrued liabilities was due to lower purchases related to lower volumes and the timing of payments to suppliers. The $298 million change in income taxes payable is attributable to the payment of accrued taxes for prior years and tax payments and investment tax credits for the current year.

Capital and Investment Spending

		2008		2007		Change
Fixed assets	$	(739)	$	(741)		
Investments and other assets		(231)		(190)		
Fixed assets, investments and other assets additions		(970)		(931)		
Purchase of subsidiaries		(158)		(46)		
Proceeds from disposition		65		109		
Cash used in investing activities	$	(1,063)	$	(868)	$	(195)

Fixed assets, investments and other assets additions

In 2008, we invested $739 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2008 was for manufacturing equipment for programs that launched during 2008 or will be launching subsequent to 2008.

In 2008, we invested $231 million in other assets related primarily to fully reimbursable planning, engineering and tooling costs for programs that will be launching during or subsequent to 2008, in particular at certain complete vehicle engineering and assembly facilities. The increase in investments and other assets for 2007, relates primarily to a $130 million investment in ABCP as discussed in the "Cash Resources" section below.

Purchase of subsidiaries

During 2008, we invested $158 million to purchase subsidiaries, including:

- the acquisition of a facility from Ogihara America Corporation in Alabama that manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz;
- a substantial portion of the exteriors business and related assets from Plastech, in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada;
- the acquisition of BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles; and
- the acquisition of Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and currently supplies the GAZ Group with components for several programs.

During 2007, we acquired two facilities from Pressac Investments Limited ("Pressac") for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

Proceeds from disposition

Proceeds from disposition in 2008 were $65 million which represent normal course fixed and other asset disposals.

For 2007, proceeds from disposal reflect the proceeds received on the sale of property, as discussed previously in the "Unusual Items" section and normal course fixed and other asset disposals.

Financing

		2008		2007		Change
Repayments of debt	$	(354)	$	(79)		
Issues of debt		830		28		
Issues of Class A Subordinate Voting Shares		—		1,560		
Repurchase of Class A Subordinate Voting Shares		(247)		(1,310)		
Repurchase of Class B Shares		—		(24)		
Cash dividends paid		(140)		(131)		
Cash provided from financing activities	$	89	$	44	$	45

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The repayments of debt in 2008 include the repayment of:

- the fourth series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition in January and the fifth and final series payment in December;
- senior unsecured notes;
- government debt in Europe.

The repayments of debt in 2007 included the repayment in January of the third series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.

The issues of debt in 2008, includes the drawdown in December on our term and operating lines of credit in response to the uncertainty related to the financial viability of some of our key customers in North America. Repayment of part of the lines of credit has been made in January 2009 as the situation facing some of our key customers became clearer.

During the third quarter of 2007, we issued 20.0 million of our Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation approximately 11.9 million of our Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 of our Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the "Capital Transactions" section of our 2007 Annual Report to Shareholders.

During 2007, we received cash proceeds of $29 million on the exercise of stock options for Class A Subordinate Voting Shares.

During 2008, we repurchased approximately 3.5 million Class A Subordinate Voting Shares for an aggregate purchase price of $247 million under our normal course issuer bid.

During the fourth quarter of 2007, we repurchased approximately 2.7 million Class A Subordinate Voting Shares for an aggregate purchase price of $219 million under our normal course issuer bid.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.26 for 2008 compared to $1.15 for 2007 and total cash dividends paid increased to $140 million for 2008 compared to $131 million for 2007. However, cash dividends paid per Class A Subordinate Voting or Class B Share was reduced to $0.18 in the fourth quarter of 2008.

Financing Resources

Capitalization

	As at December 31, 2008	As at December 31, 2007	Change
Liabilities			
Bank indebtedness	**$ 909**	$ 89	
Long-term debt due within one year	**157**	374	
Long-term debt	**143**	337	
	1,209	800	
Shareholders' equity	**7,363**	8,642	
Total capitalization	**$ 8,572**	$ 9,442	$ (870)

Total capitalization decreased by 9% or $0.9 billion to $8.6 billion at December 31, 2008 as compared to $9.4 billion at December 31, 2007. The decrease in capitalization was a result of decreases in shareholders' equity of $1.3 billion partially offset by a $0.4 billion increase in liabilities.

The increase in liabilities is primarily as a result of the drawdown on our term and operating lines of credit partially offset by the repayment of the fourth and fifth series of our senior unsecured notes related to the NVG acquisition and the repayment of senior unsecured notes.

The decrease in shareholders' equity was primarily as a result of:

- a $765 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar, euro, and British pound, each against the U.S. dollar between December 31, 2007 and December 31, 2008 and a $116 million gain that was realized in net income on the repatriation of funds from Europe;
- dividends paid during 2008;
- the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and
- an increase in net unrealized losses on cash flow hedges.

These factors were partially offset by net income earned during 2008 (as discussed above).

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Cash Resources During 2008, our cash resources decreased by $197 million to $2.8 billion as a result of the cash used in investing activities and the reduction of the reported U.S. dollar cash and cash equivalents as a result of the weakening of the Canadian dollar, euro and British pound, each against the U.S. dollar, partially offset by the cash provided from operating activities and financing activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.0 billion was unused and available. In addition, at December 31, 2008, we held Canadian third party asset-backed commercial paper (“ABCP”) with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents. On January 16, 2009, a restructuring plan was finalized and new restructuring Notes (the ‘‘Notes’’) were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 - A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 - B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust include credit quality and expected return of the assets, and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets. At December 31, 2008, the carrying value of this investment was Cdn$79 million (2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2008, we recorded a $41 million impairment charge in selling, general and administrative expense. The impairment charge is comprised of: [a] MAV2 — A Notes: the return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and [b] MAV2 — B and C Notes and tracking notes: a charge against potentially non-performing assets which was determined based on a probability weighted basis. During 2008, we recorded $5 million of interest income on these investments. Share Capital The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at March 5, 2009 were exercised or converted: Class A Subordinate Voting and Class B Shares 112,605,888 Subordinated Debentures (i) 1,096,589 Stock options (ii) 3,820,265  117,522,742 (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures. (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans. On February 26, 2009, we granted options to acquire 1,075,000 Class A Subordinate Voting Shares each with an exercise price of Cdn$33.09. On November 3, 2008, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention to Make a Normal Course Issuer Bid (‘‘NCIB’’) relating to the purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, of up to 11 million Magna Class A Subordinate Voting Shares (the “Bid”), representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008, following the expiry of our prior bid on November 11, 2008, and will terminate one year later. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Magna International Inc. 2008 Annual Report — MD&A 24

Finally, OJSC Russian Machines' ("Russian Machines") participation in the arrangements it entered into with the Stronach Trust in connection with its September 2007 investment in Magna terminated on October 3, 2008. Among other things, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares purchased in 2007 nor any interest in M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust, Russian Machines and certain members of Magna's management. We continue to have positive relations with Russian Machines and its affiliates, including the GAZ Group, which is Russia's second largest automobile manufacturer.

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2008, we had contractual obligations requiring annual payments as follows:

	2009	2010-2011	2012-2013	Thereafter	Total
Operating leases with:					
MI Developments Inc. ("MID")	$ 156	$ 308	$ 308	$ 478	$ 1,250
Third parties	126	201	137	112	576
Long-term debt	157	106	12	25	300
Total contractual obligations	$ 439	$ 615	$ 457	$ 615	$ 2,126

We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $298 million at December 31, 2008. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$ 250	$ 73	$ 212	$ 535
Less plan assets	(176)	—	—	(176)
Unfunded amount	74	73	212	359
Unrecognized past service costs and actuarial gains (losses)	(49)	12	(24)	(61)
Amount recognized in other long-term liabilities	$ 25	$ 85	$ 188	$ 298

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2008 for facilities leased from MID and third parties were $156 million and $88 million, respectively. Operating lease commitments in 2009 for facilities leased from MID and third parties are expected to be $156 million and $79 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $52 million for 2008, and are expected to be $47 million in 2009.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in other assets are reflected net of outstanding borrowings from a finance subsidiary of Saab for $16 million since we have a legal right of set-off of our long-term receivable from Saab against such borrowings, and we intend to settle the related amounts simultaneously.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the

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duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A). RELATED PARTIES Mr. Frank Stronach and Ms. Belinda Stronach, Magna’s Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent an 89% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of Magna’s Class B Shares and approximately 0.5% of Magna’s Class A Subordinate Voting Shares. The Stronach Trust controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID’s Class B Shares. Various land and buildings used in Magna’s operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2008 and 2007 was $156 million and $159 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $0.4 million (2007 - $1.0 million). Included in accounts receivable are amounts owed from MEC of $0.6 million (2007 - $2.8 million). During the first quarter of 2009, we entered into an agreement to purchase approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for approximately $5.7 million (4.6 million). The closing of the transaction is expected to occur during the second quarter of 2009 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million (20 million). The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2008 and 2007 was $10 million and $40 million, respectively. During the year ended December 31, 2008, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2008, the trusts’ indebtedness to us was $24 million. During the year ended December 31, 2007, we entered into agreements to supply products, and provide planning, management and engineering services to companies under Basic Element’s control. Sales to affiliates of Basic Element are typically under normal commercial terms. Sales included in the consolidated statements of income for the year ended December 31, 2008 (to October 3, 2008) with respect to affiliates of Basic Element were $29 million. We also formed a joint supply organization with a subsidiary of Basic Element. CRITICAL ACCOUNTING POLICIES Our discussion and analysis of our results of operations and financial position is based upon our 2008 audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A. Magna International Inc. 2008 Annual Report - MD&A 26

Revenue Recognition [a] Separately Priced Tooling and Engineering Service Contracts With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order. Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities. During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and cost of goods sold on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of goods sold over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually. Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes. For U.S. GAAP purposes, we adopted EITF 00-21, “Accounting for Revenue Arrangements With Multiple Deliverables” prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and cost of goods sold on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes. [b] Contracts With Purchased Components Revenues and cost of goods sold from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis. As reported above, the reporting of sales and cost of goods sold for our vehicle assembly contracts is affected by the contractual terms of the arrangement. Magna International Inc. 2008 Annual Report - MD&A 27

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost goods sold on a gross basis when we have a combination of: • primary responsibility for providing the module to the OEM; • responsibility for styling and/or product design specifications; • latitude in establishing sub-supplier pricing; • responsibility for validation of sub-supplier part quality; • inventory risk on sub-supplier parts; • exposure to warranty; and • exposure to credit risk on the sale of the module to the OEM. To date, revenues and cost of goods sold on our module contracts have been reported on a gross basis. Amortized Engineering and Customer-Owned Tooling Arrangements We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists. In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized. ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units-of-production basis over the related long-term supply agreement. Impairment of Goodwill and Other Long-lived Assets Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses, projected operating loses, a significant decrease in asset utilization, or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset. We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to select appropriate discount rates, reporting units for goodwill testing and make significant assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet. Warranty We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience. Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Magna International Inc. 2008 Annual Report - MD&A 28

Future Income Tax Assets At December 31, 2008 we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $41 million and $141 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to Mexican and Canadian subsidiaries. On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits. Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factor we use to assess the likelihood of realization are our forecasts of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2008, we determined that valuation allowances were required in the United States based on: (i) historical consolidated losses at our United States operations that are expected to continue in the near-term; (ii) the accelerated deterioration of near-term automotive market conditions in the United States; and (iii) significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets. At December 31, 2008, we had gross income tax loss carryforwards of approximately $1.3 billion, which relate primarily to operations in the United States, the United Kingdom, Belgium, Germany, Spain and China, the tax benefits of which have not been recognized in our audited consolidated financial statements. Of the total losses, $939 million expire between 2009 and 2028 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances. Employee Benefit Plans The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2008, we had unrecognized past service costs and actuarial experience losses of $61 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees. FUTURE CHANGES IN ACCOUNTING POLICIES Conversion to International Financial Reporting Standards in Fiscal 2011 In February 2008, the Accounting Standards Board (‘‘AcSB’’) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (‘‘IFRS’’). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. These new standards will be effective for Magna for the interim and annual financial statements beginning on January 1, 2011, with retrospective presentation of the comparative 2010 results. We are currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, developing the project plan, assessing resource requirements and providing training to staff. A detailed analysis of the differences between IFRS and our accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact our consolidated financial statements. Over the next two years, we will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the consolidated financial statements and any potential business impacts, as accounting standards and related interpretations continue to change. Magna International Inc. 2008 Annual Report - MD&A 29

COMMITMENTS AND CONTINGENCIES From time to time, we may be contingently liable for litigation and other claims. Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims. CONTROLS AND PROCEDURES Disclosure Controls and Procedures Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2008 under the supervision, and with the participation of, our Co-Chief Executive Officers and our Chief Financial Officer. Based on this evaluation, our Co-Chief Executive Officers and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law. Management’s Annual Report on Internal Control over Financial Reporting Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of internal control over financial reporting. Our Co-Chief Executive Officers and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2008, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Ernst & Young LLP, has also issued a report on our consolidated financial statements and internal controls. This report is located on page 41 of this Annual Report. Changes in Internal Controls over Financial Reporting There have been no changes in our internal controls over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Magna International Inc. 2008 Annual Report - MD&A 30

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2008.

		2008		2007		2006
Income Statement Data						
Vehicle Production Volumes *(millions of units)*						
North America		**12.622**		15.102		15.335
Europe		**14.596**		15.938		15.536
Average Dollar Content Per Vehicle						
North America	**$**	**867**	$	859	$	775
Europe	**$**	**486**	$	435	$	362
Sales						
External Production						
North America	**$**	**10,938**	$	12,997	$	11,883
Europe		**7,089**		6,936		5,624
Rest of World		**515**		411		269
Complete Vehicle Assembly		**3,306**		4,008		4,378
Tooling, Engineering and Other		**1,856**		1,735		2,026
Total sales	**$**	**23,704**	$	26,067	$	24,180
Net income	**$**	**71**	$	663	$	528
Earnings per Class A Subordinate Voting or Class B Share						
Basic	**$**	**0.63**	$	5.95	$	4.86
Diluted	**$**	**0.62**	$	5.86	$	4.78
Cash dividends paid per Class A Subordinate Voting or Class B Share	**$**	**1.26**	$	1.15	$	1.52
Financial Position Data						
Cash and cash equivalents	**$**	**2,757**	$	2,954	$	1,885
Working capital	**$**	**2,258**	$	3,112	$	2,277
Total assets	**$**	**13,189**	$	15,343	$	13,154
Financing Resources						
Liabilities						
Bank indebtedness	**$**	**909**	$	89	$	63
Long-term debt due within one year		**157**		374		98
Long-term debt		**143**		337		605
		1,209		800	$	766
Shareholders' equity		**7,363**		8,642		7,157
Total capitalization	**$**	**8,572**	$	9,442	$	7,923

Changes from 2007 to 2008 are explained in 'Results of Operations – For the Year Ended December 31, 2008' section above.

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2007 COMPARED TO 2006 SALES External Production Sales - North America External production sales in North America increased 9% or $1.1 billion to $13.0 billion for 2007 compared to $11.9 billion for 2006. This increase in production sales reflects an 11% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. Our average dollar content per vehicle grew by 11% or $84 to $859 for 2007 compared to $775 for 2006, primarily as a result of: • the launch of new programs during or subsequent to 2006, including: • the Ford Edge and Lincoln MKX; • the Saturn Outlook, GMC Acadia and the Buick Enclave; • GM’s full-size pickups; • the BMW X5; • the Jeep Wrangler and Wrangler Unlimited; • the Ford F-Series SuperDuty; • the Dodge Nitro; and • the Dodge Avenger and Chrysler Sebring; and • an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. These factors were partially offset by: • the impact of lower production and/or content on certain programs, including: • the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ; • the Ford Explorer and Mercury Mountaineer; and • the Chevrolet HHR; • programs that ended production during or subsequent to 2006, including: • the Ford Freestar and Mercury Monterey; • the Saturn ION; • the Buick Rendezvous; and • the Chrysler Pacifica; and • incremental customer price concessions. External Production Sales - Europe External production sales in Europe increased 23% or $1.3 billion to $6.9 billion for 2007 compared to $5.6 billion for 2006. This increase in production sales reflects a 20% increase in our European average dollar content per vehicle and a 3% increase in European vehicle production volumes. Our average dollar content per vehicle grew by 20% or $73 to $435 for 2007 compared to $362 for 2006, primarily as a result of: • the launch of new programs during or subsequent to 2006, including: • the MINI Cooper; • the Mercedes-Benz C-Class; • the smart fortwo; and • the BMW 3-Series; • an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound, each against the U.S. dollar; and • acquisitions completed during or subsequent to 2006, including the Pressac acquisition in January 2007. These factors were partially offset by: • the impact of lower production and/or content on certain programs, including • the Mercedes-Benz E-Class; and • the Volkswagen Golf; • the sale of certain facilities during or subsequent to 2006; and • incremental customer price concessions. Magna International Inc. 2008 Annual Report - MD&A 32

External Production Sales - Rest of World External production sales in the Rest of World increased 53% or $142 million to $411 million for 2007 compared to $269 million for 2006. The increase in production sales is primarily as a result of: • the launch of new programs during or subsequent to 2006 in Korea, China, Brazil and South Africa; • increased production and/or content on certain programs in Korea, China and Brazil; and • an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real, Korean Won and Chinese Renminbi, each against the U.S. dollar. Complete Vehicle Assembly Sales Complete vehicle assembly volumes decreased 19% to 199,969 units for 2007 compared to 248,059 units for 2006. Complete vehicle assembly sales decreased 8% or $370 million to $4.0 billion for 2007 compared to $4.4 billion for 2006. The decrease in complete vehicle assembly sales is primarily the result of: • the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and • a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible and all vehicles accounted for on a value-added basis. These factors were partially offset by: • an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and • higher assembly volumes for the Mercedes-Benz G-Class. Tooling, Engineering and Other Tooling, engineering and other sales decreased 14% or $0.3 billion to $1.7 billion for 2007 compared to $2.0 billion for 2006. Tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. In 2006 the major programs for which we recorded tooling, engineering and other sales were: • GM’s next generation full-size pickups and SUVs; • the MINI Cooper; • the Ford Edge and Lincoln MKX; • the BMW X3, Z4, X5 and 3-Series programs; • the Dodge Caliber; • the Ford Escape; • the Saturn VUE; • the Freightliner P-Class; • the Suzuki XL7; • the Mercedes-Benz M-Class; and • the Ford F-Series. Magna International Inc. 2008 Annual Report - MD&A 33

Unusual Items

During 2007 and 2006, we recorded certain unusual items as follows:

	2007			2006		
	Operating Income	**Net Income**	**Diluted Earnings per Share**	Operating Income	Net Income	Diluted Earnings per Share
Impairment charges [1]	**$ (56)**	**$ (40)**	**$ (0.35)**	$ (54)	$ (46)	$ (0.41)
Restructuring charges [2]	**(39)**	**(27)**	**(0.24)**	(77)	(65)	(0.58)
Sale of facilities [3]	**(12)**	**(7)**	**(0.06)**	(17)	(15)	(0.14)
Sale of property	**36**	**30**	**0.26**	—	—	—
Foreign currency gain	**26**	**24**	**0.21**	—	—	—
Valuation allowance on future tax assets	**—**	**(115)**	**(1.01)**	—	—	—
Future tax (charge) recovery [4]	**—**	**(48)**	**(0.42)**	—	10	0.09
Total unusual items	**$ (45)**	**$ (183)**	**$ (1.61)**	$ (148)	$ (116)	$ (1.04)

The unusual items for 2007 have been discussed in the "Unusual Items" section above. During 2006, unusual items were as follows:

(1) Impairment Charges

Europe
During 2006, we recorded asset impairments of $41 million related to certain assets and facilities due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects. Asset impairments were recorded at an exterior systems facility in Germany, a powertrain systems facility in Austria, interior systems facilities in the United Kingdom and Spain and a seating systems facility in the Czech Republic.

North America
During 2006, we recorded asset impairments of $13 million related to certain interior systems facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout our business planning period based on existing and projected sales levels.

(2) Restructuring Charges

Europe
During 2006, we recorded restructuring charges of $43 million related primarily to closure costs of a mirrors facility in Ireland and an exterior systems facility in Belgium.

North America
The restructuring charges in 2006 related primarily to rightsizing a powertrain facility in the United States and restructuring and rationalization charges related primarily to certain powertrain and seating facilities in the United States.

(3) Sale of Facilities

During 2006, we sold two underperforming powertrain facilities, which resulted in losses on disposition of $12 million and $5 million in Europe and North America, respectively.

(4) Income Taxes

During 2006, we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.

Gross Margin

Gross margin increased $499 million to $3.5 billion for 2007 compared to $3.0 billion for 2006, and gross margin as a percentage of total sales increased to 13.3% for 2007 compared to 12.3% for 2006. The unusual items discussed in the "Unusual Items" section above negatively impacted gross margin as a percentage of total sales in 2007 and 2006 by 0.1% and 0.2%, respectively. Excluding these unusual items, the 0.9% increase in gross margin as a percent of sales was primarily a result of:

- incremental gross margin earned on new programs that launched during or subsequent to 2006;
- the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility, which had a lower gross margin than our consolidated average;
- the decrease in complete vehicle assembly sales which had a lower gross margin than our consolidated average;
- the decrease in tooling and other sales that earn low or no margins;
- incremental gross margin earned as a result of increased production volumes for certain programs;

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34

 productivity and efficiency improvements at certain facilities, including underperforming divisions; and improvements as a result of prior years’ restructuring activities. The factors contributing to the increase in gross margin as a percentage of sales were partially offset by: costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production; operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in North America; lower gross margin earned as a result of a decrease in production volumes for certain programs; higher employee profit sharing; and incremental customer price concessions. Depreciation and Amortization Depreciation and amortization costs increased 10% or $82 million to $872 million for 2007 compared to $790 million for 2006. Excluding the unusual items discussed in the “Unusual Items” section above, depreciation and amortization increased $76 million primarily as a result of: an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; depreciation and amortization of assets at facilities that launched programs during or subsequent to 2006; accelerated depreciation on certain program specific assets in North America; additional depreciation and amortization of assets related to the Pressac acquisition in January 2007; and an increase in assets employed to support future business. Selling, General and Administrative SG&A expenses as a percentage of total sales remained unchanged in 2007 compared to 2006 at 5.6%. SG&A expenses increased 7% or $101 million to $1.5 billion for 2007 compared to $1.4 billion for 2006. Excluding the unusual items discussed in the “Unusual Items” section above, SG&A expenses increased by $199 million primarily as a result of: an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; higher employee profit sharing and incentive compensation; higher infrastructure costs to support the increase in sales levels, including spending related to programs that launched during or subsequent to 2006; cash awarded to a former sales agent pursuant to an unfavourable arbitration award; a $12 million write-down of our investments in ABCP; increased spending as a result of the Pressac acquisition in January 2007; cost incurred to develop and grow our business in Russia; and increased stock compensation costs related to restricted shares, including the acceleration of certain restricted share agreements with a former executive, which resulted in a one-time charge to compensation expense of approximately $7 million. These factors were partially offset by: the sale or disposition of certain facilities during or subsequent to 2006; reduced spending at certain underperforming divisions; and the recovery of a long-term receivable that was previously written off. Net Income Net income increased by 26% or $135 million to $663 million for 2007 compared to $528 million for 2006. Excluding the unusual items described in the “Unusual Items” section above, net income increased $202 million as a result of increases in gross margin and net interest income of $486 million and $48 million, respectively. These factors were partially offset by increases in SG&A spending, depreciation and amortization and income taxes of $199 million, $76 million and $55 million, respectively, as well as a decrease in equity income of $2 million. Magna International Inc. 2008 Annual Report - MD&A 35

Earnings per Share Diluted earnings per share increased 23% or $1.08 to $5.86 for 2007 compared to $4.78 for 2006. Excluding the unusual items, discussed in the “Unusual Items” section above, diluted earnings per share increased $1.65 from 2006 as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the year. The increase in the weighted average number of diluted shares outstanding was primarily the result of the Class A Subordinate Voting Shares issued in 2007 related to the Arrangement and stock options exercised during 2006 and 2007, partially offset by the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our fully completed Substantial Issuer Bid and NCIB. Financing Resources Capitalization Total capitalization increased by 19% or $1,519 million to $9.4 billion at December 31, 2007 as compared to $7.9 billion at December 31, 2006. The increase in capitalization is a result of a $1.5 billion increase in shareholders’ equity and a $34 million increase in liabilities. The increase in liabilities is primarily the result of an increase in bank indebtedness to satisfy working capital requirements in certain regions and the strengthening of the Canadian dollar and euro, each against the U.S. dollar. This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition. The increase in shareholders’ equity is primarily the result of: • Class A Subordinate Voting Shares issued in connection with the Arrangement and on the exercise of stock options and stock appreciation rights; • net income earned during 2007 (as discussed above); and • a $727 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and December 31, 2007, each against the U.S. dollar. These factors were partially offset by: • the repurchase for cancellation of Class A Subordinate Voting Shares in connection with the SIB and NCIB; • the repurchase for cancellation of Class B Shares in connection with the Arrangement; • dividends paid during 2007; and • the reduction in the stated value of our Class A Subordinate Voting Shares as a result of the repurchase of Class A Subordinate Voting Shares which: • have been awarded on a restricted basis to certain executives; and • are being held in Trust for purposes of our restricted stock unit, deferred profit sharing and similar programs. Cash Resources During 2007, our cash resources increased by $1.1 billion to $2.954 billion as a result of the cash provided from operating activities and financing activities, partially offset by the cash used in investing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available. RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2008 The discussion of our results of operations for the three months ended December 31, 2008 contained in the MD&A attached to our press release dated February 24, 2009, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein. Magna International Inc. 2008 Annual Report – MD&A 36

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month periods ended			
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
Sales	$ 6,622	$ 6,713	$ 5,533	$ 4,836
Net income (loss)	$ 207	$ 227	$ (215)	$ (148)
Earnings (loss) per Class A Subordinate Voting or Class B Share				
Basic	$ 1.80	$ 2.01	$ (1.93)	$ (1.33)
Diluted	$ 1.78	$ 1.98	$ (1.93)	$ (1.33)

	For the three month periods ended			
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Sales	$ 6,423	$ 6,731	$ 6,077	$ 6,836
Net income	$ 218	$ 262	$ 155	$ 28
Earnings per Class A Subordinate Voting or Class B Share				
Basic	$ 2.00	$ 2.40	$ 1.40	$ 0.24
Diluted	$ 1.96	$ 2.35	$ 1.38	$ 0.24

In general, sales decreased from 2007 to 2008 as a result of the severe credit crisis and weakening economies in every major automotive market in the second half of 2008. The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns and, in addition, the fourth quarter of 2008 was also affected by the continuing global economic downturn.

Included in the quarterly net income are the following unusual items that have been discussed above:

	For the three month periods ended			
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
Impairment charges	$ —	$ (7)	$ (223)	$ (16)
Restructuring charges	—	—	(4)	(56)
Foreign currency gain	—	—	116	—
Write-off deferred tax assets	—	—	(123)	—
	$ —	$ (7)	$ (234)	$ (72)

	For the three month periods ended			
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Impairment charges	$ —	$ (14)	$ —	$ (26)
Restructuring charges	—	(10)	(5)	(12)
Sale of facilities	—	—	(7)	—
Sale of property	—	—	30	—
Foreign currency gain	—	—	7	17
Write-off deferred tax assets	—	—	—	(115)
Future tax (charge) recovery	—	—	(40)	(8)
	$ —	$ (24)	$ (15)	$ (144)

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2008 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Magna International Inc. 2008 Annual Report – MD&A
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FORWARD-LOOKING STATEMENTS The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry and the risk of the bankruptcy of one of our customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise. Magna International Inc. 2008 Annual Report – MD&A 38

MAGNA INTERNATIONAL INC. Management’s Responsibility for Financial Reporting Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company. Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2008 internal control over financial reporting is, in all material respects, effective. The Company’s Co-Chief Executive Officers and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators. The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors, report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors_ Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee. /s/ Donald J. Walker /s/ Siegfried Wolf /s/ Vincent J. Galifi Donald J.Walker Siegfried Wolf Vincent J. Galifi Co-Chief Executive Officer Co-Chief Executive Officer Executive Vice-President and Chief Financial Officer Toronto, Canada, March 6, 2009 Magna International Inc. 2008 Annual Report – Financial Statements 39

Independent Auditors’ Report on Financial Statements To the Shareholders of Magna International Inc. We have audited the consolidated balance sheets of Magna International Inc. (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of income and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles. As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedging”. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2009 expressed an unqualified opinion thereon. /s/ Ernst & Young LLP Chartered Accountants Licensed Public Accountants March 6, 2009 Toronto, Canada Magna International Inc. 2008 Annual Report – Financial Statements 40

Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) To the Shareholders of Magna International Inc. We have audited Magna International Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Reporting on page 39 of this Annual Report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008, based on the COSO criteria. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the consolidated statements of income and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 6, 2009 expressed an unqualified opinion thereon. /s/ Ernst & Young LLP Chartered Accountants Licensed Public Accountants March 6, 2009 Toronto, Canada Magna International Inc. 2008 Annual Report Financial Statements 41

MAGNA INTERNATIONAL INC. Consolidated Statements of Income and Comprehensive (Loss) Income [U.S. dollars in millions, except per share figures] Years ended December 31, Note 2008 2007 2006 Sales $23,704 $26,067 $24,180 Costs and expenses Cost of goods sold 20,982 22,599 21,211 Depreciation and amortization 873 872 790 Selling, general and administrative 8, 16, 19 1,319 1,461 1,360 Interest income, net 14 (62) (62) (14) Equity income (19) (11) (13) Impairment charges 3 283 56 54 Income from operations before income taxes 328 1,152 792 Income taxes 11 257 489 264 Net income 71 663 528 Other comprehensive (loss) income: 19 Net realized and unrealized (losses) gains on translation of net investment in foreign operations (881) 727 193 Repurchase of shares 17 (32) (181) — Net unrealized losses on cash flow hedges (102) (8) — Reclassification of net (gains) losses on cash flow hedges to net income (1) 1 — Comprehensive (loss) income $(945) $1,202 $721 Earnings per Class A Subordinate Voting or Class B Share 4 Basic $0.63 $5.95 $4.86 Diluted $0.62 $5.86 $4.78 Cash dividends paid per Class A Subordinate Voting or Class B Share $1.26 $1.15 $1.52 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]: 4 Basic 112.8 111.4 108.6 Diluted 113.9 114.1 111.4 See accompanying notes Magna International Inc. 2008 Annual Report – Financial Statements 42

MAGNA INTERNATIONAL INC.

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,

	Note		2008		2007		2006
Retained earnings, beginning of year		$	**3,526**	$	3,773	$	3,409
Net income			**71**		663		528
Dividends on Class A Subordinate Voting and Class B Shares			**(142)**		(131)		(164)
Repurchase of Class A Subordinate Voting Shares	17		**(98)**		(755)		—
Repurchase of Class B Shares	17		**—**		(24)		—
Retained earnings, end of year		$	**3,357**	$	3,526	$	3,773

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

[U.S. dollars in millions]

Years ended December 31,

	Note		2008		2007		2006
OPERATING ACTIVITIES							
Net income		$	**71**	$	663	$	528
Items not involving current cash flows	5		**1,258**		1,024		911
			1,329		1,687		1,439
Changes in non-cash operating assets and liabilities	5		**(275)**		(94)		157
Cash provided from operating activities			**1,054**		1,593		1,596
INVESTMENT ACTIVITIES							
Fixed asset additions			**(739)**		(741)		(793)
Purchase of subsidiaries	6		**(158)**		(46)		(284)
Increase in investments and other assets			**(231)**		(190)		(99)
Proceeds from disposition			**65**		109		65
Cash used for investment activities			**(1,063)**		(868)		(1,111)
FINANCING ACTIVITIES							
Repayments of debt	14		**(354)**		(79)		(275)
Issues of debt	14		**830**		28		24
Issues of Class A Subordinate Voting Shares	17		**—**		1,560		28
Repurchase of Class A Subordinate Voting Shares	17		**(247)**		(1,310)		—
Repurchase of Class B Shares	17		**—**		(24)		—
Dividends			**(140)**		(131)		(163)
Cash provided from (used for) financing activities			**89**		44		(386)
Effect of exchange rate changes on cash and cash equivalents			**(277)**		300		104
Net (decrease) increase in cash and cash equivalents during the year			**(197)**		1,069		203
Cash and cash equivalents, beginning of year			**2,954**		1,885		1,682
Cash and cash equivalents, end of year		$	**2,757**	$	2,954	$	1,885

See accompanying notes

Magna International Inc. 2008 Annual Report – Financial Statements
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MAGNA INTERNATIONAL INC.

Consolidated Balance Sheets

[U.S. dollars in millions]

As at December 31,

	Note	2008	2007
ASSETS			
Current assets			
Cash and cash equivalents		$ **2,757**	$ 2,954
Accounts receivable		**2,821**	3,981
Inventories	7	**1,647**	1,681
Income taxes receivable	11	**11**	—
Prepaid expenses and other		**115**	154
		7,351	8,770
Investments	8, 15	**194**	280
Fixed assets, net	3, 9	**3,701**	4,307
Goodwill	3, 10	**1,160**	1,237
Future tax assets	11	**182**	280
Other assets	12	**601**	469
		$ **13,189**	$ 15,343
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	14	$ **909**	$ 89
Accounts payable		**2,744**	3,492
Accrued salaries and wages		**448**	544
Other accrued liabilities	13	**835**	911
Income taxes payable	11	**—**	248
Long-term debt due within one year	14	**157**	374
		5,093	5,658
Deferred revenue		**31**	60
Long-term debt	14	**143**	337
Other long-term liabilities	15	**423**	394
Future tax liabilities	11	**136**	252
		5,826	6,701
Shareholders' equity			
Capital stock	17		
Class A Subordinate Voting Shares [issued: 2008 – 111,879,059; 2007 – 115,344,184]		**3,605**	3,708
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 726,829]		**—**	—
Contributed surplus	18	**67**	58
Retained earnings	17	**3,357**	3,526
Accumulated other comprehensive income	17, 19	**334**	1,350
		7,363	8,642
		$ **13,189**	$ 15,343

Commitments and contingencies *[notes 14, 21 and 24]*

See accompanying notes

On behalf of the Board:

/s/ Donald Resnick
Donald Resnick
Director

/s/ Frank Stronach
Frank Stronach
Chairman of the Board

Magna International Inc. 2008 Annual Report – Financial Statements
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MAGNA INTERNATIONAL INC. Notes to the Consolidated Financial Statements [All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted] 1. SIGNIFICANT ACCOUNTING POLICIES Basis of presentation Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks in North America, Europe, Asia, South America and Africa. The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles [“U.S. GAAP”], except as described in note 26 to the consolidated financial statements. Principles of consolidation The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”]. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated. Financial instruments The Company classifies all of its financial assets and financial liabilities as held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include the Company’s investment in asset-backed commercial paper [“ABCP”] and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities, are recorded at amortized cost using the effective interest method. The Company does not currently have any available-for-sale financial assets. Foreign currency translation The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive (loss) income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on non-U.S. dollar debt that is designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income. The appropriate amounts of exchange gains or losses in accumulated other comprehensive income are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses. Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar and euro [““] outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive (loss) income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive (loss) income are reclassified to net income in the period in which the hedged item affects net income. If the Company’s foreign exchange forward contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified. Magna International Inc. 2008 Annual Report – Financial Statements 45

Cash and cash equivalents Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition. Inventories Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value. Investments The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company s investment in ABCP and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws. Long-lived assets Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years. The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows. Goodwill Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit. Other assets Other assets include long-term receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made. Preproduction costs related to long-term supply agreements Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred. Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists. Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement. Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement. Magna International Inc. 2008 Annual Report – Financial Statements 46

Warranty The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to net income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company. Employee future benefit plans The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable. Asset retirement obligation The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense. Subordinated debentures The Company’s subordinated debentures are recorded as debt with the exception of the equity value ascribed to the holders’ option to convert the 6.5% subordinated debentures into Class A Subordinate Voting Shares, which is recorded as part of shareholders’ equity in contributed surplus. The holders’ conversion option was valued using a residual value approach. Revenue recognition Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers. Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. Percentage of completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures. Revenue and cost of goods sold, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive (loss) income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of goods sold. Magna International Inc. 2008 Annual Report – Financial Statements 47

Government financing The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are paid in cash. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received. Research and development Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery. As at December 31, 2008 and 2007, no development costs were deferred. Income taxes The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. No future tax liability is recorded for taxes that could arise on the remittance of undistributed earnings of foreign subsidiaries as these earnings are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings when circumstances change and it becomes apparent that such earnings will be distributed in the foreseeable future. Stock-based compensation Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its stock option plans. Under the prospective method of adoption, compensation expense is recognized for stock options granted, modified or settled after January 1, 2003 based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus. For stock options granted prior to January 1, 2003, the Company continues to use the intrinsic value method unless such options were modified after January 1, 2003. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Class A Subordinate Voting Shares and contributed surplus is reduced accordingly. The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Class A Subordinate Voting Shares and released from contributed surplus. Comprehensive (loss) income Other comprehensive (loss) income includes unrealized gains and losses on translation of the Company’s net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive (loss) income is presented below net income on the consolidated statements of income and comprehensive (loss) income. Comprehensive (loss) income is composed of net income and other comprehensive (loss) income. Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive (loss) income which are recognized in comprehensive (loss) income but excluded from net income. Magna International Inc. 2008 Annual Report – Financial Statements 48

Earnings per Class A Subordinate Voting or Class B Share Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year. Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Class A Subordinate Voting Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share. Use of estimates The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Future accounting standards In February 2008, the Accounting Standards Board [“AcSB”] confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards [“IFRS”]. IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. These new standards will be effective for Magna for interim and annual financial statements beginning on January 1, 2011, with retrospective presentation of the comparative 2010 results. The Company is currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, developing the project plan, assessing resource requirements and providing training to staff. A detailed analysis of the differences between IFRS and the Company’s accounting policies as well as an assessment of the impact of various alternatives is in progress. Changes in accounting policies are likely and may materially impact the Company’s consolidated financial statements. Over the next two years, the Company will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the consolidated financial statements and any potential business impacts, as accounting standards and related interpretations continue to change. In February 2008, the Canadian Institute of Chartered Accountants [“CICA”] issued Handbook Section 3064, “Goodwill and Intangible Assets”. The new standard is effective for Magna in the first quarter of 2009, and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is currently evaluating the impact of the adoption of this new standard. In October 2008, the CICA issued Handbook Sections 1582, “Business Combinations” [“CICA 1582”], 1601 “Consolidated Financial Statements” [“CICA 1601”], and 1602 “Non-controlling Interests” [“CICA 1602”]. CICA 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed, CICA 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests, and CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for Magna in the first quarter of 2011 with earlier adoption permitted. In December 2007, the Financial Accounting Standards Board [“FASB”] issued FASB Statement No. 141R, “Business Combinations”, which is effective for the Company beginning January 1, 2009.The new standards are intended to harmonize Canadian GAAP and U.S. GAAP with IFRS. The Company is currently evaluating the impact of the adoption of these new standards. Magna International Inc. 2008 Annual Report – Financial Statements 49

2. ACCOUNTING CHANGE

On January 1, 2008, the Company adopted CICA Handbook Section 3031, "Inventories", which provides additional guidance on the measurement and disclosure of inventory. The new standard specifically requires that inventories be measured at the lower of cost and net realizable value and also provides more guidance on the determination of cost and its subsequent recognition as an expense. The new standard did not have a material impact on the Company's consolidated financial statements.

In January 2005, the CICA approved Handbook Sections 1530 "Comprehensive Income", 3855 "Financial Instruments – Recognition and Measurement", 3861 "Financial Instruments – Disclosure and Presentation", and 3865 "Hedges". The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects commencing January 1, 2007.

3. GOODWILL AND LONG-LIVED ASSETS

In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. No goodwill impairment charge was recorded during 2008, 2007 or 2006. However, the Company determined that goodwill could potentially be impaired at its Powertrain North America reporting unit. Therefore, as required by GAAP, the Company made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting unit as at year end. The Company's best estimate is that goodwill is not impaired; however, any adjustment to the estimated impairment charge based on finalization of the impairment analysis will be recorded during 2009.

Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge, if any, could differ from those estimated.

Furthermore, in association with the Company's annual goodwill impairment analysis and consideration of other indicators of impairment at certain operations, the Company recorded long-lived asset impairment charges as follows:

		2008		2007		2006
North America	**$**	**275**	$	44	$	13
Europe		**8**		12		41
	$	**283**	$	56	$	54

[a] North America

For the year ended December 31, 2008
During 2008, the Company recorded long-lived asset impairment charges of $275 million [$238 million after tax], related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

At the Company's powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million [$169 million after tax] were recorded primarily as a result of the following factors:

- a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
- excess die-casting, machining and assembly capacity; and
- historical losses that are projected to continue throughout the Company's business planning period.

At its interiors and exteriors operations, the Company recorded $74 million [$61 million after tax] of asset impairment charges primarily as a result of the following factors:

- significantly lower volumes on certain pick-up truck and SUV programs;
- the loss of certain replacement business;
- capacity utilization that is not sufficient to support the current overhead structure; and
- historical losses that are projected to continue throughout the Company's business planning period.

In addition, the Company recorded asset impairment charges of $12 million [$8 million after tax] related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States.

During 2008, the Company recorded restructuring and rationalization costs of $84 million [$60 million after tax] related to the above long-lived asset impairments and other restructuring activities. Substantially all of the $84 million will be paid subsequent to 2008.

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50

For the year ended December 31, 2007
During 2007, the Company recorded asset impairments of $44 million [$28 million after tax] at an interior systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the Company's business planning period based on existing and projected sales levels.

For the year ended December 31, 2006
During 2006, the Company recorded an asset impairment of $13 million [$8 million after tax] relating to certain interior systems facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout the Company's business planning period based on existing and projected sales levels.

[b] Europe

For the year ended December 31, 2008
During 2008, the Company recorded an $8 million [$8 million after tax] asset impairment related to the disposal of specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

For the year ended December 31, 2007
During 2007, the Company recorded asset impairments of $12 million [$12 million after tax] relating to certain assets and facilities in Germany, Austria, Spain and the Czech Republic due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

For the year ended December 31, 2006
During 2006, the Company recorded asset impairments of $41 million [$38 million after tax] relating to certain assets and facilities in Germany, Austria, the United Kingdom, Spain and the Czech Republic. The asset impairments were recorded based on recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

4. EARNINGS PER SHARE

Earnings per share are computed as follows:

	2008	2007	2006
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income	$ 71	$ 663	$ 528
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	112.8	111.4	108.6
Basic earnings per Class A Subordinate Voting or Class B Share	$ 0.63	$ 5.95	$ 4.86
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 71	$ 663	$ 528
Adjustment [net of related tax effect]:			
Interest on Convertible Subordinated Debentures [b]	—	5	5
	$ 71	$ 668	$ 533
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	112.8	111.4	108.6
Adjustments			
Stock options and restricted stock [c]	1.1	1.6	1.7
Convertible Subordinated Debentures [b]	—	1.1	1.1
	113.9	114.1	111.4
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.62	$ 5.86	$ 4.78

Magna International Inc. 2008 Annual Report – Financial Statements
51

[a] Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption.

[b] Diluted earnings per Class A Subordinate Voting or Class B Share exclude 1.1 million [2007 - nil; 2006 - nil] Class A Subordinate Voting Shares issuable to settle the 6.5% Convertible Subordinated Debentures as the conversion of the debentures would have an anti-dilutive impact to earnings per share.

[c] Diluted earnings per Class A Subordinate Voting or Class B Share also exclude 2.7 million [2007 - 2.9 million; 2006 - 3.7 million] Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan because these options were not 'in-the-money'.

5. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Items not involving current cash flows:

		2008		2007		2006
Depreciation and amortization	**$**	**873**	$	872	$	790
Long-lived asset impairments *[note 3]*		**283**		56		54
Valuation allowance established against future tax assets *[note 11]*		**123**		115		—
Equity income		**(19)**		(11)		(13)
Future income taxes and non-cash portion of current taxes		**(131)**		(123)		(92)
Reclassification of gain on translation of net investment in foreign operations from accumulated other comprehensive income *[note 19]*		**(116)**		(26)		—
Amortization of employee wage buydown *[note 12]*		**62**		—		—
Other non-cash charges		**183**		141		172
	$	**1,258**	$	1,024	$	911

[b] Changes in non-cash operating assets and liabilities:

		2008		2007		2006
Accounts receivable	**$**	**826**	$	36	$	14
Inventories		**(124)**		(97)		60
Prepaid expenses and other *[note 12]*		**(70)**		(13)		15
Accounts payable, accrued salaries and wages and other accrued liabilities		**(649)**		(65)		62
Income taxes payable/receivable		**(232)**		66		35
Deferred revenue		**(26)**		(21)		(29)
	$	**(275)**	$	(94)	$	157

6. BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2008

On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors, in the United States and Canada.

On October 3, 2008, Magna acquired BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles.

On October 31, 2008, Magna acquired Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and currently supplies the GAZ Group with components for several programs.

The total consideration for these and certain other acquisitions was $177 million, consisting of $158 million paid in cash and $19 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $77 million.

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52

The net effect of the acquisitions on the Company's 2008 consolidated balance sheet was increases in non-cash working capital of $23 million, fixed assets of $80 million, goodwill of $27 million, other assets of $50 million and future tax liabilities of $3 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

Acquisitions in the year ended December 31, 2007

On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ["Pressac"]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes-Benz and Fiat. The total consideration for the acquisition amounted to $52 million [€40 million], consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

The net effect of the acquisition on the Company's 2007 consolidated balance sheet was increases in non-cash working capital of $12 million, fixed assets of $20 million, goodwill of $25 million, other assets of $3 million, other long-term liabilities of $6 million and future tax liabilities of $2 million.

Acquisitions in the year ended December 31, 2006

On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ["CTS"], a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include Mercedes-Benz, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

The total consideration for the acquisition of CTS and certain other manufacturing and engineering facilities amounted to $290 million, consisting of $221 million paid in cash and $69 million of assumed debt.

On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. ["MEC"] and on November 1, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC *[note 23]*. The total consideration for these acquisitions was $84 million, consisting of $63 million paid in cash and $21 million of assumed debt. These transactions were reviewed by a Special Committee, and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Special Committee.

The net effect of these acquisitions on the Company's 2006 consolidated balance sheet was increases in non-cash working capital of $69 million, fixed assets of $136 million, goodwill of $127 million, other assets of $74 million, deferred revenues of $12 million, other long-term liabilities of $11 million and future tax liabilities of $9 million.

Pro forma impact

If the acquisitions completed during 2008 and 2007 occurred on January 1, 2007, the Company's unaudited pro forma consolidated sales for the year ended December 31, 2008 would have been $24 billion [2007 - $27 billion] and the unaudited pro forma consolidated net income would have been $75 million [2007 - $690 million].

7. INVENTORIES

Inventories consist of:

		2008		2007
Raw materials and supplies	**$**	**605**	$	663
Work-in-process		**166**		204
Finished goods		**228**		248
Tooling and engineering		**648**		566
	$	**1,647**	$	1,681

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

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53

8. INVESTMENTS

At December 31, 2008, the Company held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ["DBRS"], which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and new restructuring Notes [the "Notes"] were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 – A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 – B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust include credit quality and expected return of the assets, and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

At December 31, 2008, the carrying value of this investment was Cdn$79 million [2007 - Cdn$121 million], which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2008, the Company recorded a $41 million impairment charge in selling, general and administrative expense. The impairment charge is comprised of:

[a] MAV2 – A Notes: the return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

[b] MAV2 – B and C Notes and tracking notes: a charge against potentially non-performing assets which was determined based on a probability weighted basis.

During 2008, the Company recorded $5 million of interest income on these investments.

9. FIXED ASSETS

Fixed assets consist of:

		2008		2007
Cost				
Land	$	212	$	219
Buildings		856		866
Machinery and equipment		7,700		8,383
In progress		313		362
		9,081		9,830
Accumulated depreciation				
Buildings		(305)		(310)
Machinery and equipment		(5,075)		(5,213)
	$	3,701	$	4,307

10. GOODWILL

The following is a continuity of the Company's goodwill:

		2008		2007		2006
Balance, beginning of year	$	1,237	$	1,096	$	918
Acquisitions *[note 6]*		27		25		172
Foreign exchange and other		(104)		116		6
	$	1,160	$	1,237	$	1,096

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54

11. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2008	2007	2006
Canadian statutory income tax rate	**33.5%**	36.1%	36.1%
Manufacturing and processing profits deduction	**(1.2)**	(1.4)	(1.4)
Foreign rate differentials	**(22.1)**	(9.5)	(10.4)
Losses not benefited	**29.3**	1.5	7.5
Earnings of equity investees	**(2.0)**	(0.4)	(0.7)
Valuation allowance on future tax assets [i]	**37.5**	10.0	—
Mexican tax reform [ii]	**—**	4.6	—
Reduction in enacted tax rates [iii]	**—**	(0.4)	(1.3)
Income tax settlement	**—**	—	2.9
Other	**3.3**	2.0	0.6
Effective income tax rate	**78.3%**	42.5%	33.3%

[i] During 2008, the Company recorded a $123 million [2007 - $115 million] charge to establish valuation allowances against its remaining future tax assets in the United States. Accounting standards require that the Company assess whether valuation allowances should be established against its future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors the Company uses to assess the likelihood of realization are its forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The Company determined that valuation allowances were required in the United States based on: (i) historical consolidated losses at the Company's United States operations that are expected to continue in the near-term; (ii) the accelerated deterioration of near term automotive market conditions in the United States; and (iii) significant and inherent uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these future tax assets.

[ii] During 2007, the Company recorded a $53 million charge to future income tax expenses as a result of a new flat tax introduced in Mexico that was effective January 1, 2008. The flat tax is a minimum tax whereby the greater of income tax or flat tax is paid. In computing the flat tax, only 50% of the undepreciated tax balances of certain fixed assets acquired before September 1, 2007 and 60% of inventory balances as at December 31, 2007 are deductible over 10 years. In addition, no deduction or credit is permitted in respect of interest expense, royalties paid to related parties, net operating losses and certain non-deductible reserves as at December 31, 2007 against the flat tax in the future.

[iii] During 2007, the Company recorded a future income tax benefit of $5 million related to decreases in enacted tax rates in Canada. During 2006, the Company recorded a future income tax benefit of $10 million related to decreases in enacted tax rates in Canada and certain foreign jurisdictions.

[b] The details of income before income taxes by jurisdiction are as follows:

	2008	2007	2006
Canadian	**$ 200**	$ 778	$ 631
Foreign	**128**	374	161
	$ 328	$ 1,152	$ 792

[c] The details of the income tax provision are as follows:

	2008	2007	2006
Current provision			
Canadian federal taxes	**$ 101**	$ 234	$ 172
Provincial taxes	**57**	109	94
Foreign taxes	**107**	119	95
	265	462	361
Future provision			
Canadian federal taxes	**(38)**	(28)	(20)
Provincial taxes	**(24)**	(13)	(7)
Foreign taxes	**54**	68	(70)
	(8)	27	(97)
	$ 257	$ 489	$ 264

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55

[d] Future income taxes have been provided on temporary differences, which consist of the following: 2008 2007 2006 Book amortization less than (in excess of) tax amortization $11 $2 $(26) Tax depreciation less than book depreciation (46) (25) (23) Net tax losses benefited (69) (52) (22) Valuation allowance on future tax assets 123 115 — Liabilities currently not deductible for tax (32) (5) (16) Reduction in enacted tax rates - (3) (10) Tax deferred income (2) (2) 1 Other 7 (3) (1) $(8) $27 $(97) [e] Future tax assets and liabilities consist of the following temporary differences: 2008 2007 Assets Tax benefit of loss carryforwards Pre-acquisition $58 $59 Post-acquisition 407 373 Other liabilities 104 113 Tax credits carryforward 71 50 Unrealized loss on cash flow hedges 63 30 Other 59 65 762 690 Valuation allowance against tax benefit of loss carryforwards Pre-acquisition (52) (53) Post-acquisition (372) (271) Other valuation allowance (156) (86) $182 $280 Liabilities Tax depreciation in excess of book depreciation $103 $192 Other assets book value in excess of tax value 18 34 Unrealized gain on cash flow hedges 15 26 $136 $252 [f] Income taxes paid in cash were $437 million for the year ended December 31, 2008 [2007 - $435 million; 2006 - $295 million]. [g] At December 31, 2008, the Company had gross income tax loss carryforwards of $1.3 billion which relate to certain foreign subsidiaries, including $141 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $939 million expire between 2009 and 2028 and the remainder have no expiry date. 12. OTHER ASSETS Other assets consist of: 2008 2007 Long-term receivables [a] $67 $128 Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement 230 94 Patents and licenses, net [note 6] 54 67 Employee wage buydown, net [b] 52 — Other, net [note 6] 198 180 $601 $469 Magna International Inc. 2008 Annual Report – Financial Statements 56

[a] A portion of the Company's long-term receivables are reflected net of outstanding borrowings from a finance subsidiary of Saab since the Company has a legal right of set-off of its $16 million [2007 - $37 million] long-term receivable from Saab against the borrowings of $16 million and intends to settle the related amounts simultaneously.

[b] Under the terms of a collective bargaining agreement, employees agreed to accept lump-sum cash payments in return for lower wages and benefits over the four-year term of the union contract. Given that the Company will benefit from these lump-sum payments over the term of the union contract, the committed amounts have been capitalized in other assets. The capitalized amounts are being amortized over the term of the collective bargaining agreement based on estimated employment levels.

13. WARRANTY

The following is a continuity of the Company's warranty accruals:

		2008		2007		2006
Balance, beginning of year	**$**	**103**	$	94	$	96
Expense (income), net		**(2)**		19		9
Settlements		**(23)**		(32)		(27)
Acquisition		**—**		—		6
Foreign exchange and other		**(3)**		22		10
	$	**75**	$	103	$	94

14. DEBT AND COMMITMENTS

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

		2008		2007
7.08% Subordinated Debentures, denominated in euros [c]	**$**	**139**	$	147
6.5% Convertible Subordinated Debentures, denominated in Canadian dollars [d]		**83**		102
Government loans at a weighted average interest rate of approximately 1.6%, denominated primarily in euros		**25**		48
Senior unsecured zero-coupon notes at a weighted average interest rate of approximately 4.7%, denominated in Canadian dollars		**—**		246
Senior unsecured notes payable at a weighted average interest rate of approximately 4.1%, denominated in U.S. dollars		**—**		91
Other		**53**		77
		300		711
Less due within one year		**157**		374
	$	**143**	$	337

[b] Future principal repayments on long-term debt are estimated to be as follows:

2009	$	157
2010		95
2011		11
2012		8
2013		4
Thereafter		25
	$	300

[c] On September 21, 1999, the Company issued €100 million of 7.08% junior unsecured subordinated debentures which mature on September 30, 2009. These subordinated debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing Magna Class A Subordinate Voting Shares, based on the weighted average trading price of the Class A Subordinate Voting Shares, provided that there is no continuing event of default.

Magna International Inc. 2008 Annual Report – Financial Statements
57

[d] On March 27, 2003, the Company issued Cdn$100 million of 6.5% Convertible Subordinated Debentures which mature on March 31, 2010. The 6.5% Convertible Subordinated Debentures are convertible at any time into Magna Class A Subordinate Voting Shares at a fixed conversion price of Cdn$91.19. All or part of the 6.5% Convertible Subordinated Debentures are currently redeemable at the Company's option at any time. On redemption or maturity, the Company will have the option of retiring the 6.5% Convertible Subordinated Debentures with Class A Subordinate Voting Shares and, in addition, the Company may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the 6.5% Convertible Subordinated Debentures.

[e] On October 12, 2005, the Company entered into a $2.0 billion five-year revolving term facility, of which $1.0 billion was unused and available at year end. In July 2007, the facility was extended to July 31, 2012. The facility has a North American tranche of $1.57 billion, a European tranche of €300 million and an Asian tranche of $50 million. As at December 31, 2008, outstanding borrowings under the facility are at an average interest rate of 2.6%. Subsequent to year end, the Company repaid $768 million of borrowings.

Under the terms of the Company's operating and term credit agreements, it is permitted to make use of banker's acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[f] Interest income, net includes:

		2008		2007		2006
Interest expense						
Current	**$**	**19**	$	16	$	10
Long-term		**32**		36		40
		51		52		50
Interest income		**(113)**		(114)		(64)
Interest income, net	**$**	**(62)**	$	(62)	$	(14)

[g] Interest paid in cash was $43 million for the year ended December 31, 2008 [2007 - $38 million; 2006 - $36 million].

[h] At December 31, 2008, the Company had commitments under operating leases with MI Developments Inc. ["MID"] *[note 23]* and third parties requiring annual rental payments as follows:

		MID		Third parties		Total
2009	$	156	$	126	$	282
2010		155		111		266
2011		153		90		243
2012		154		75		229
2013		154		62		216
Thereafter		478		112		590
	$	1,250	$	576	$	1,826

For the year ended December 31, 2008, operating lease expense was $296 million [2007 - $316 million; 2006 - $286 million], of which $156 million related to MID [2007 - $159 million; 2006 - $153 million].

[i] One of the Company's German subsidiaries has entered into an operating lease for a facility constructed at a cost of approximately $12 million. The lessor in this arrangement leased the assets from a partnership that is substantially debt financed, which is owned directly and indirectly by the lessor. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

Magna International Inc. 2008 Annual Report – Financial Statements
58

15. OTHER LONG-TERM LIABILITIES Other long-term liabilities consist of: 2008 2007 2006 Defined benefit pension plans [a] $25 $33 $35 Termination and long service arrangements [b] 188 196 157 Retirement medical benefits plan [c] 85 86 69 298 315 261 Asset retirement obligation 36 38 27 Long-term portion of fair value of hedges 89 41 — $423 $394 $288 [a] Defined benefit pension plans The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. European defined benefit pension plans are unfunded. All pension plans are funded to at least the minimum legal funding requirements. The weighted average of significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows: 2008 2007 2006 Projected benefit obligation Discount rate 6.3% 5.8% 5.3% Rate of compensation increase 3.6% 3.2% 3.3% Net periodic benefit cost Discount rate 6.4% 5.4% 5.1% Rate of compensation increase 3.7% 3.2% 3.0% Expected return on plan assets 7.8% 7.6% 7.7% Magna International Inc. 2008 Annual Report – Financial Statements 59

Information about the Company's defined benefit pension plans is as follows:

		2008		2007		2006
Projected benefit obligation						
Beginning of year	$	**301**	$	282	$	234
Current service cost		**19**		22		24
Interest cost		**16**		15		13
Actuarial (gains) losses and changes in actuarial assumptions		**(16)**		(24)		1
Benefits paid		**(10)**		(8)		(8)
(Divestitures) acquisitions		**(8)**		—		9
Settlement		**(35)**		—		—
Curtailment		**—**		(6)		—
Currency translation		**(17)**		20		9
End of year	$	**250**	$	301	$	282
Plan assets at fair value						
Beginning of year	$	**279**	$	232	$	185
Return on plan assets		**(54)**		19		20
Employer contributions		**17**		22		30
Benefits paid		**(10)**		(8)		(8)
Divestiture		**(7)**		—		—
Settlement		**(35)**		—		—
Currency translation		**(14)**		14		5
End of year	$	**176**	$	279	$	232
Unfunded amount	$	**74**	$	22	$	50
Unrecognized actuarial (losses) gains		**(49)**		11		(15)
Net amount recognized in the consolidated balance sheets	$	**25**	$	33	$	35
Net periodic benefit cost						
Current service cost	$	**19**	$	22	$	24
Interest cost		**16**		15		13
Return on plan assets		**(19)**		(16)		(14)
Actuarial (gains) losses		**(1)**		1		—
Curtailment gain		**(2)**		—		—
Net periodic benefit cost	$	**13**	$	22	$	23

[b] Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $9 million at December 31, 2008 [2007 - $10 million] and are included in investments on the Company's consolidated balance sheets.

The weighted average of significant actuarial assumptions adopted in measuring the Company's projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2008	2007	2006
Discount rate	**6.2%**	5.4%	4.5%
Rate of compensation increase	**3.9%**	3.1%	2.9%

Magna International Inc. 2008 Annual Report – Financial Statements
60

Information about the Company’s termination and long service arrangements is as follows: 2008 2007 2006 Projected benefit obligation Beginning of year $215 $181 $144 Current service cost 17 19 11 Interest cost 10 9 7 Actuarial losses (gains) and changes in actuarial assumptions 11 (3) 11 Benefits paid (27) (17) (8) Acquisition — 5 — Currency translation (14) 21 16 End of year $212 $215 $181 Unfunded amount $212 $215 $181 Unrecognized actuarial losses (24) (19) (24) Net amount recognized in the consolidated balance sheets $188 $196 $157 Net periodic benefit cost Current service cost $17 $19 $11 Interest cost 10 9 7 Actuarial losses — — 1 Net periodic benefit cost $27 $28 $19 [c] Retirement medical benefits plan The Company sponsors a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with 10 or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. The weighted average discount rate used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows: 2008 2007 2006 Retirement medical benefit obligations 6.3% 5.9% 5.4% Net periodic benefit cost 6.3% 5.4% 5.4% Health care cost inflation 9.3% 9.6% 10.0% Magna International Inc. 2008 Annual Report – Financial Statements 61

Information about the Company's retirement medical benefits plan is as follows:

	2008	2007	2006
Projected benefit obligation			
Beginning of year	**$ 79**	$ 104	$ 90
Current service cost	**4**	7	8
Interest cost	**5**	6	5
Actuarial (gains) losses and changes in actuarial assumptions	**(7)**	(41)	3
Benefits paid	**(2)**	(2)	(2)
Special termination benefit	**—**	(1)	—
Currency translation	**(6)**	6	—
End of year	**$ 73**	$ 79	$ 104
Unfunded amount	**$ 73**	$ 79	$ 104
Unrecognized past service obligation	**(9)**	(12)	(12)
Unrecognized actuarial gains (losses)	**21**	19	(23)
Net amount recognized in the consolidated balance sheets	**$ 85**	$ 86	$ 69
Net periodic benefit cost			
Current service cost	**$ 4**	$ 7	$ 8
Interest cost	**5**	6	5
Actuarial (gains) losses	**(2)**	1	—
Past service cost amortization	**1**	1	1
Net periodic benefit cost	**$ 8**	$ 15	$ 14

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company's income as the majority of benefits are based on a defined dollar amount. The defined dollar amount is not expected to change based on changes in costs for health care.

[d] Future benefit payments

	Defined benefit pension plan	Termination and long service arrangements	Retirement medical benefits plan	Total
Expected employer contributions - 2009	$ 9	$ 8	$ 3	$ 20
Expected benefit payments				
2009	$ 10	$ 8	$ 3	$ 21
2010	11	7	3	21
2011	12	7	4	23
2012	13	8	4	25
2013	14	11	4	29
Thereafter	95	66	24	185
	$ 155	$ 107	$ 42	$ 304

[e] Plan assets

The asset allocation of the Company's defined benefit pension plans at December 31, 2008 and 2007, and the target allocation for 2009 is as follows:

	2009	2008	2007
Equity securities	**50-75%**	58%	66%
Fixed income securities	**5-45%**	38%	34%
Cash and cash equivalents	**0-40%**	4%	—
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

Magna International Inc. 2008 Annual Report – Financial Statements
62

16. STOCK-BASED COMPENSATION

[a] Incentive Stock Option Plan

Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the option plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2008 was 1.1 million [2007 - 0.9 million]. All options granted are for a term of seven years from the grant date except for the options granted prior to December 2003, which were for a term of 10 years from the grant date. Options issued generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding		
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 2005	4,600,039	Cdn$75.46	4,116,104
Granted	115,000	87.80	—
Exercised	(587,909)	62.70	(587,909)
Cancelled	(39,881)	94.71	(30,530)
Vested	—	—	313,671
Outstanding at December 31, 2006	4,087,249	Cdn$77.45	3,811,336
Granted	55,000	90.81	—
Exercised	(825,174)	63.20	(825,174)
Cancelled	(374,872)	69.86	(366,041)
Vested	—	—	292,756
Outstanding at December 31, 2007	2,942,203	Cdn$82.66	2,912,877
Granted	10,000	55.13	—
Exercised	(1,613)	55.00	(1,613)
Cancelled	(204,445)	90.36	(204,445)
Vested	—	—	17,326
Outstanding at December 31, 2008	2,746,145	Cdn$82.01	2,724,145

On February 26, 2009, the Company granted options to acquire 1,075,000 Class A Subordinate Voting Shares each with an exercise price of Cdn$33.09 [being the closing price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange ["TSX"] on such date].

At December 31, 2008, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding		
Exercise price [Cdn$]	Number of options	Remaining contractual life [years]	Number of options exercisable
$25 to $45	5,000	7.0	1,000
$45 to $55	613,897	2.3	613,897
$55 to $65	255,200	0.9	255,200
$65 to $75	69,253	3.7	66,253
$75 to $85	236,664	3.6	235,664
$85 to $95	186,195	3.7	181,195
$95 to $105	1,122,500	3.3	1,113,500
$105 to $115	240,000	4.9	240,000
Over $115	17,436	3.5	17,436
	2,746,145		2,724,145
Weighted average exercise price	$ 82.01		$ 82.02

Magna International Inc. 2008 Annual Report – Financial Statements
63

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows: 2008 2007 2006 Risk-free interest rate 2.71% 4.33% 3.99% Expected dividend yield 2.02% 1.14% 2.05% Expected volatility 27% 22% 23% Expected time until exercise 4 years 4 years 4 years Weighted average fair value of options granted or modified in year (Cdn$) $10.76 $19.50 $14.89 Compensation expense recorded in selling, general and administrative expense $— $4 $5 [b] Long-term retention program The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares. Information about the Company’s long-term retention program is as follows: 2008 2007 2006 Class A Subordinate Voting Shares awarded and not released 780,609 893,541 958,688 Reduction in stated value of Class A Subordinate Voting Shares $51 $55 $57 Compensation expense recorded in selling, general and administrative expense $12 $17 $7 Unamortized compensation expense recorded as a reduction of shareholders’ equity $36 $36 $42 [c] Restricted stock unit program In a number of different circumstances, the Company has awarded restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Class A Subordinate Voting Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Class A Subordinate Voting Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees. 17. CAPITAL STOCK [a] At December 31, 2008, the Company’s authorized, issued and outstanding capital stock is as follows: Preference shares - issuable in series - The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding. Magna International Inc. 2008 Annual Report - Financial Statements 64

Class A Subordinate Voting Shares and Class B Shares –

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.
[ii] Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized - 776,961] have the following attributes:

[i] Each share is entitled to 300 votes per share at all meetings of shareholders.
[ii] Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.
[iii] Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] On November 3, 2008, the TSX accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation and/or for purposes of the Company's long-term retention [restricted stock], RSU and similar programs, of up to 11,000,000 Magna Class A Subordinate Voting Shares of the Company [the "Bid"], representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008, following the expiry of its prior bid on November 11, 2008, and will terminate one year later. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c] Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following [number of shares in the following table are expressed in whole numbers]:

		Class A Subordinate Voting		Class B	
		Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2005		108,184,395	$ 2,470	1,093,983	$ —
Issued under the Incentive Stock Option Plan		587,909	40		
Issued under the DRIP	[i]	14,033	1		
Repurchase for restricted stock program		—	(6)		
Conversion of Class B Shares to Class A Subordinate Voting Shares		1,050	—	(1,050)	—
Issued and outstanding at December 31, 2006		108,787,387	2,505	1,092,933	—
Issued for cash under the Arrangement	[ii]	20,000,000	1,531		
Repurchase and cancellation under the Substantial Issuer Bid	[ii]	(11,902,654)	(280)		
Conversion of Class B Shares into Class A Subordinate Voting Shares	[ii]	148,704	—	(148,704)	—
Repurchase and cancellation	[ii]	—	—	(217,400)	—
Issued under the Incentive Stock Option Plan		523,810	33		
Issued under Stock Appreciation rights	[iii]	301,364	11		
Release of restricted stock		—	10		
Issued under the DRIP	[i]	7,126	—		
Repurchase for restricted stock and RSU programs	[iv]	—	(20)		
Repurchase and cancellation under normal course issuer bid	[iv]	(2,521,553)	(82)		
Issued and outstanding at December 31, 2007		115,344,184	3,708	726,829	—
Release of restricted stock		—	10		
Issued under the RSU programs	[iv]	—	5		
Issued under the DRIP	[i]	27,992	2		
Issued under the Incentive Stock Option Plan		1,613	—		
Repurchase for restricted stock and RSU programs	[iv]	—	(2)		
Repurchased		—	(4)		
Repurchase and cancellation under normal course issuer bid	[iv]	(3,494,730)	(114)		
Issued and outstanding at December 31, 2008		**111,879,059**	**$ 3,605**	**726,829**	**$ —**

Magna International Inc. 2008 Annual Report – Financial Statements
65

[i] The Company has a Dividend Reinvestment Plan [“DRIP”] whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash. [ii] During 2007, following approval by Magna’s Class A Subordinate Voting and Class B Shareholders, the Company completed the court-approved plan of arrangement [the “Arrangement”] whereby OJSC Russian Machines [“Russian Machines”], a wholly-owned subsidiary of Basic Element Limited [“Basic Element”], made an investment in Magna. In accordance with the Arrangement: [a] Russian Machines invested $1.531 billion [net of issue costs of $6 million] to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. [b] The Company purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the StronachTrust, for approximately $24 million, and the number of votes per Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings. [c] The Stronach Trust and certain members of the Company’s executive management combined their respective shareholdings in Magna [in the case of executive management, a portion of their shareholdings], together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement, into M Unicar Inc., a new Canadian holding company. Prior to completion of the Arrangement, Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares. On September 25, 2007, the Company also completed a Substantial Issuer Bid pursuant to which it purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of approximately $1.1 billion [including $2 million of costs relating to the transaction]. The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings. On October 3, 2008, Russian Machines’ participation in the Arrangement terminated. As a result, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares or any interest in M Unicar Inc. [iii] On June 29, 2007, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights [“SARs”] to the Company’s Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options. Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Class A Subordinate Voting Shares on the TSX or New York Stock Exchange [based on the surrendered options’ currency] for the five consecutive trading days ending on the trading day immediately prior to the date of exercise. [iv] During 2008, the Company purchased for cancellation 3.5 million [2007 - 2.5 million] Magna Class A Subordinate Voting Shares under normal course issuer bids for cash consideration of $245 million [2007 - $207 million]. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $98 million [2007 - $100 million] was charged to retained earnings. The Company also purchased 32,652 Magna Class A Subordinate Voting Shares [2007 - 234,214] for aggregate cash consideration of $2 million [2007 - $20 million]. A portion of these shares were awarded to certain executives under the restricted stock program and a portion of these shares are being held in trust for purposes of the Company’s RSU program and are reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares. During 2008, the Company issued 49,604 Magna Class A Subordinate Voting Shares from the trust to settle amounts owing under the Company’s RSU program. Magna International Inc. 2008 Annual Report – Financial Statements 66

[d] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 5, 2009 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,605,888
6.5% Convertible Subordinated Debentures	1,096,589
Stock options *[note 16]*	3,820,265
	117,522,742

The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

18. CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2008	2007	2006
Stock-based compensation			
Balance, beginning of year	**$ 55**	$ 62	$ 62
Stock-based compensation expense	**19**	18	12
Exercise of options	**—**	(4)	(12)
Release of restricted stock	**(10)**	(10)	—
Exercise of stock appreciation rights	**—**	(11)	—
Balance, end of year	**64**	55	62
Holders' conversion option *[note 14]*	**3**	3	3
	$ 67	$ 58	$ 65

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2008	2007	2006
Accumulated net unrealized gains on translation of net investment in foreign operations			
Balance, beginning of year	**$ 1,360**	$ 814	$ 621
Net unrealized (losses) gains on translation of net investment in foreign operations	**(765)**	753	193
Reclassification of gain on translation of net investment in foreign operations to net income [a]	**(116)**	(26)	—
Repurchase of shares *[note 17]*	**(32)**	(181)	—
Balance, end of year	**447**	1,360	814
Accumulated net unrealized loss on cash flow hedges [b]			
Balance, beginning of year	**(10)**	—	—
Net unrealized losses on cash flow hedges	**(102)**	(8)	—
Reclassification of net (gains) losses on cash flow hedges to net income	**(1)**	1	—
Adjustment for change in accounting policy	**—**	(3)	—
Balance, end of year	**(113)**	(10)	—
Total accumulated other comprehensive income	**$ 334**	$ 1,350	$ 814

Magna International Inc. 2008 Annual Report – Financial Statements
67

[a] In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expense of $116 million [2007 - $26 million].

[b] The amount of income tax benefit that has been netted in the amounts above is as follows:

		2008		2007		2006
Balance, beginning of year	**$**	**4**	$	—	$	—
Net unrealized losses on cash flow hedges		**42**		3		—
Reclassification of net gains on cash flow hedges to net income		**2**		—		—
Adjustment for change in accounting policy		**—**		1		—
Balance, end of year	**$**	**48**	$	4	$	—

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $90 million [net of income tax benefit of $27 million].

20. CAPITAL DISCLOSURES

The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt and all components of shareholders' equity.

The Company's capitalization and debt to total capitalization is as follows:

		2008		2007
Liabilities				
Bank indebtedness	**$**	**909**	$	89
Long-term debt due within one year		**157**		374
Long-term debt		**143**		337
		1,209		800
Shareholders' equity		**7,363**		8,642
Total capitalization	**$**	**8,572**	$	9,442
Debt to total capitalization		**14.1%**		8.5%

21. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2008, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Canadian and U.S. dollars contracts represent the significant commitments as follows:

	For Canadian dollars				For U.S. dollars		For GBP	
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Peso amount	Weighted average rate	Euro amount	Weighted average rate
2009	249	1.1592	89	1.6827	883	0.0797	34	0.8485
2009	(541)	1.0959	(209)	1.6295	(390)	0.0757	(82)	0.7489
2010	68	1.0919	—	—	571	0.0777	13	0.7912
2010	(148)	1.0879	(27)	1.6083	—	—	(72)	0.7590
2011	12	0.9880	—	—	145	0.0714	4	0.8099
2011	(61)	1.0182	(11)	1.4791	—	—	(54)	0.7801
2012	—	—	—	—	—	—	(35)	0.7946
	(421)		(158)		1,209		(192)	

Magna International Inc. 2008 Annual Report – Financial Statements
68

Based on forward foreign exchange rates as at December 31, 2008 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $49 million and $203 million, respectively [note 19]. The Company does not enter into foreign exchange forward contracts for speculative purposes. [b] Natural gas swap contracts The Company uses natural gas swap contracts to manage the cash flow risk of a portion of its forecasted natural gas purchases in Canada and the United States over the period to December 2012. Swaps outstanding at December 31, 2008 have a total volume of 2.4 million Gigajoule [“GJ”] with a fixed price range of between $7.58 per GJ and $9.10 per GJ for Canada and a total volume of 2.8 million MMBTU [“Million British Thermal Units”] with a fixed price range of between $6.89 per MMBTU and $8.97 per MMBTU for the United States. The unrecognized losses on these natural gas swap contracts at December 31, 2008 was $7 million. The Company does not enter into natural gas swap contracts for speculative purposes. [c] Financial assets and liabilities The Company’s financial assets and liabilities consist of the following: 2008 2007 Held-for-trading Cash and cash equivalents $2,757 $2,954 Held-to-maturity investments Investment in ABCP $64 $121 Severance investments 9 10 $73 $131 Loans and receivables Accounts receivable $2,821 $3,981 Long-term receivables included in other assets 67 128 Income taxes receivable 11 — $2,899 $4,109 Other financial liabilities Bank indebtedness $909 $89 Long-term debt (including portion due within one year) 300 711 Accounts payable 2,744 3,492 Accrued salaries and wages 448 544 Other accrued liabilities 835 911 Income taxes payable — 248 $5,236 $5,995 [d] Fair value The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below: Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable. Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values. Magna International Inc. 2008 Annual Report – Financial Statements 69

Investments Fair value information is not readily determinable for the Company’s investment in ABCP. At December 31, 2008, the Company adjusted the carrying value of its investment in ABCP to its estimated fair value [note 8]. In addition, fair value information is not readily available for the Company’s investment in equity accounted investees. However, management believes the market value to be in excess of the carrying value of these investments. Term debt The Company’s term debt includes $157 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value. The fair value of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value. [e] Credit risk The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange forward contracts with positive fair values. The Company’s held-to-maturity investments include an investment in ABCP [note 8]. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment. Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution. In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, sales to the Company’s three largest customers [the “Detroit 3”] represented 47% of the Company’s total sales. The Detroit 3 are rated as below investment grade by credit rating agencies and General Motors and Chrysler are currently receiving funding from the United States government in order to remain solvent. The inability of these customers to satisfy their financial obligations to the Company and the potential for these customers to seek protection from their creditors represent material credit risks to the Company. On February 20, 2009, Saab filed for court supervised reorganization. As at March 5, 2009, the Company does not have a material credit risk to overdue accounts receivable from Saab since outstanding receivables continue to be paid when due. For the year ended December 31, 2008, sales to the Company’s five largest customers (including the Detroit 3) represented 76% of total sales, and substantially all of the Company’s sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company’s exposure to overdue accounts receivable does not represent a material credit risk to the Company. [f] Interest rate risk The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on its cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period. In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed. Magna International Inc. 2008 Annual Report – Financial Statements 70

22. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

		2008		2007
Current assets	**$**	**203**	$	275
Long-term assets	**$**	**60**	$	72
Current liabilities	**$**	**81**	$	151
Long-term liabilities	**$**	**44**	$	44

Statements of Income

		2008		2007		2006
Sales	**$**	**757**	$	831	$	732
Cost of goods sold, expenses and income taxes		**618**		712		651
Net income	**$**	**139**	$	119	$	81

Statements of Cash Flows

		2008		2007		2006
Cash provided from (used for):						
Operating activities	**$**	**134**	$	146	$	115
Investment activities	**$**	**(7)**	$	(26)	$	(9)
Financing activities	**$**	**(126)**	$	(95)	$	(107)

The Company's share of equity in the jointly controlled entities includes undistributed earnings of $104 million [2007 - $108 million].

23. TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach and Ms. Belinda Stronach, Magna's Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent an 89% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of Magna's Class B Shares and approximately 0.5% of Magna's Class A Subordinate Voting Shares. The Stronach Trust controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in Magna's operations are leased from MID under operating lease agreements, which are effected on normal commercial terms *[note 14]*. Lease expense included in the consolidated statements of income and comprehensive (loss) income with respect to MID for the year ended December 31, 2008 was $156 million [2007 - $159 million; 2006 - $153 million]. Included in accounts payable are trade amounts owing to MID and its subsidiaries of $0.4 million [2007 - $1 million]. Included in accounts receivable are amounts owed from MEC of $0.6 million [2007 - $2.8 million].

During the first quarter of 2009, the Company entered into an agreement to purchase approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for approximately $5.7 million [€4.6 million]. The closing of the transaction is expected to occur during the second quarter of 2009 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the fourth quarter of 2007, the Company entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million [€20 million]. The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals.

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71

On March 31, 2006, the Company purchased a real estate property located in the United States from MEC for a total purchase price of $6 million. Prior to the Company’s acquisitions of the Magna Golf Club and Fontana Golf and Sports Club from MEC [note 6], the Company had agreements with MEC for the use of the golf courses and clubhouse meeting, dining and other facilities. The expense included in the consolidated statements of income and comprehensive (loss) income with respect to these agreements for the year ended December 31, 2006 was $6 million. The Company has agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2008 was $10 million [2007 - $40 million; 2006 - $27 million]. During the year ended December 31, 2008, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million [2007 - $56 million; 2006 - $77 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2008, the trusts’ indebtedness to the Company was $24 million [2007 - $23 million]. During 2007 and 2008, the Company entered into agreements to supply products, and provide planning, management and engineering services to companies under Basic Element’s control. Sales to affiliates of Basic Element are under normal commercial terms. Sales included in the consolidated statements of income and comprehensive (loss) income for the year ended December 31, 2008 [to October 3, 2008] with respect to affiliates of Basic Element were $29 million [2007 - $7 million]. 24. CONTINGENCIES [a] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. [i] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy.The amended statement of claim alleges, among other things: • breach of fiduciary duty by the Company and two of its subsidiaries; • breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited; • the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America; • a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH andTEMIC Bayern- Chemie Airbag GmbH; and • oppression by the defendants. Magna International Inc. 2008 Annual Report – Financial Statements 72

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company has filed an Amended Statement of Defence and Counterclaim. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence before 2010. The Company believes it has valid defenses to the plaintiff’s claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome. [b] In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 13], however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience. 25. SEGMENTED INFORMATION [a] Magna, a leading global supplier of technologically advanced automotive systems, assemblies, modules and components, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2008, Magna had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks in North America, Europe, Asia, South America and Africa [“Rest of World”]. The Company’s product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations. Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. A Co-Chief Executive Officer heads management in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company. The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value. Magna International Inc. 2008 Annual Report – Financial Statements 73

The following table shows certain information with respect to segment disclosures:

	2008						
	Total sales	**External sales**	**Depreciation and amortization**	**EBIT [i]**	**Goodwill**	**Fixed asset additions**	**Fixed assets, net**
North America							
Canada	**$ 5,480**	**$ 5,134**				**$ 87**	**$ 682**
United States	**5,250**	**5,043**				**139**	**806**
Mexico	**1,840**	**1,649**				**56**	**374**
Eliminations	**(653)**	**—**				**—**	**—**
North America	**11,917**	**11,826**	**$ 535**	**$ (106)**	**$ 675**	**282**	**1,862**
Europe							
Euroland [ii]	**9,608**	**9,383**				**278**	**1,107**
Great Britain	**1,160**	**1,157**				**13**	**66**
Other European countries	**903**	**761**				**53**	**191**
Eliminations	**(240)**	**—**				**—**	**—**
Europe	**11,431**	**11,301**	**291**	**241**	**409**	**344**	**1,364**
Rest of World	**611**	**560**	**23**	**32**	**75**	**47**	**173**
Corporate and Other [iii], [iv]	**(255)**	**17**	**24**	**99**	**1**	**66**	**302**
Total reportable segments	**$ 23,704**	**$ 23,704**	**$ 873**	**$ 266**	**$ 1,160**	**$ 739**	**3,701**
Current assets							**7,351**
Investments, goodwill and other assets							**2,137**
Consolidated total assets							**$ 13,189**

	2007						
	Total sales	External sales	Depreciation and amortization	EBIT [i]	Goodwill	Fixed asset additions	Fixed assets, net
North America							
Canada	$ 7,043	$ 6,721				$ 169	$ 1,137
United States	5,972	5,792				159	989
Mexico	1,560	1,370				59	380
Eliminations	(628)	—				—	—
North America	13,947	13,883	$ 564	$ 688	$ 735	387	2,506
Europe							
Euroland [ii]	10,021	9,839				200	1,126
Great Britain	1,203	1,201				20	95
Other European countries	793	689				29	136
Eliminations	(195)	—				—	—
Europe	11,822	11,729	268	359	431	249	1,357
Rest of World	504	446	19	20	71	39	152
Corporate and Other [iii], [iv]	(206)	9	21	23	—	66	292
Total reportable segments	$ 26,067	$ 26,067	$ 872	$ 1,090	$ 1,237	$ 741	4,307
Current assets							8,770
Investments, goodwill and other assets							2,266
Consolidated total assets							$ 15,343

Magna International Inc. 2008 Annual Report – Financial Statements
74

	2006						
	Total sales	External sales	Depreciation and amortization	EBIT [i]	Goodwill	Fixed asset additions	Fixed assets, net
North America							
Canada	$ 6,410	$ 6,165				$ 229	$ 1,065
United States	5,594	5,403				210	1,096
Mexico	1,644	1,493				63	368
Eliminations	(540)	—				—	—
North America	13,108	13,061	$ 491	$ 575	$ 660	502	2,529
Europe							
Euroland [ii]	9,485	9,323				157	1,032
Great Britain	956	954				27	84
Other European countries	621	541				27	118
Eliminations	(143)	—				—	—
Europe	10,919	10,818	267	126	369	211	1,234
Rest of World	343	301	15	—	67	48	127
Corporate and Other [iii], [iv]	(190)	—	17	77	—	32	224
Total reportable segments	$ 24,180	$24,180	$ 790	$ 778	$ 1,096	$ 793	4,114
Current assets							7,060
Investments, goodwill and other assets							1,980
Consolidated total assets							$ 13,154

Notes:

[i] EBIT represents operating income before interest income or expense.

[ii] For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

[iii] Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments.

[iv] During the year ended December 31, 2008, equity income of $19 million is included in the Corporate and Other segment [2007 - $11 million; 2006 - $13 million].

[b] The following table aggregates external revenues by customer as follows:

	2008	2007	2006
General Motors	**$ 5,008**	$ 6,341	$ 6,078
BMW	**4,442**	5,006	4,313
Ford Motor Company	**3,286**	3,860	3,477
Chrysler Group	**2,866**	3,380	3,236
Daimler AG	**2,335**	1,962	2,444
Other	**5,767**	5,518	4,632
	$ 23,704	$ 26,067	$ 24,180

[c] The following table summarizes external revenues generated by automotive products and services:

	2008	2007	2006
Exterior and interior systems	**$ 7,806**	$ 8,112	$ 7,438
Body systems and chassis systems	**4,616**	5,274	4,279
Powertrain systems	**3,357**	3,809	3,446
Complete vehicle assembly	**3,306**	4,008	4,378
Tooling, engineering and other	**1,856**	1,735	2,026
Vision and electronic systems	**1,650**	1,811	1,458
Closure systems	**1,113**	1,318	1,155
	$ 23,704	$ 26,067	$ 24,180

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26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for: [a] Joint ventures The Company has certain interests in jointly controlled entities that have been proportionately consolidated in the Company’s financial statements [note 22]. For U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. [b] Financial instruments The Company’s subordinated debentures are recorded in part as debt and in part as shareholders’ equity. Under U.S. GAAP, the subordinated debentures would be recorded entirely as debt. [c] In-house tooling and engineering For U.S. GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004, provided in conjunction with subsequent assembly or production activities, were regarded as a single arrangement. The revenue and the related cost of goods sold for these activities are recognized over the estimated life of the assembly or production arrangement. [d] Stock-based compensation Effective January 1, 2006, the Company adopted the U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payments” [“FAS 123R”] using the modified-prospective transition method. FAS 123R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of income and comprehensive (loss) income over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted. The Company had prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations were substantially harmonized with the U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” [“FAS 123”] as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which were also adopted by the Company prospectively for all options granted on or after January 1, 2003. For options granted prior to January 1, 2003, the Company measures compensation cost prior to January 1, 2006 under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” for awards granted to employees and the fair value-based method of accounting as prescribed by FAS 123 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002. [e] Cumulative translation adjustment Under U.S. GAAP, Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” [“ FAS 52”], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to recognize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company’s net investment in a foreign subsidiary resulting from capital transactions. [f] Accounting for uncertain tax positions Effective January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation - 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” [“FIN 48”]. FIN 48 clarifies the accounting for income taxes by prescribing a “more likely than not” minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and, clearly scopes income taxes out of FASB Statement - 5 “Accounting for Contingencies” [“FAS 5”]. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure. For Canadian GAAP purposes, the Company continues to use a policy consistent with a FAS 5 approach to accounting for uncertain tax positions. Magna International Inc. 2008 Annual Report – Financial Statements 76

The adoption of FIN 48 was accounted for retroactively without restatement. Under FIN 48 uncertain tax positions for which the timing of their resolution is not expected in the current year should be recognized as long-term liabilities. [g] Derivative instruments On January 1, 2007, the Company adopted on a prospective basis the new Canadian GAAP recommendations related to financial instruments and hedges. With the adoption of these new standards for Canadian GAAP purposes, the Company’s accounting for financial instruments and hedges complies with U.S. GAAP in all material respects. Previously under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The Company reviewed its other commercial contracts outstanding as at December 31, 2008, 2007 and 2006 in relation to FASB Statement - 133 “Accounting for Derivative Instruments and Hedging Activities” and determined that there are no embedded derivatives as defined therein. [h] Pensions and post retirement benefits Effective December 31, 2006, under U.S. GAAP, Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 123(R)” the Company is required to recognize the funded status of each defined benefit post employment plan on the balance sheet. The aggregated under funded plans are recognized as a current liability and a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of plan assets, determined on a plan-by-plan basis. [i] Change in reporting currency Effective December 31, 1998, the Company changed its reporting currency to the U.S. dollar. Under Canadian GAAP, the Company’s consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998, whereas for U.S. GAAP, the current rate method under FAS 52 was used. [j] Related party transactions For U.S. GAAP purposes, transfers of assets between entities under common control should be valued at historical cost or market, if lower. The difference between the carrying amount of the assets received and the consideration paid on acquisitions from MEC [notes 6 and 23] is treated as a reduction in capital. Magna International Inc. 2008 Annual Report – Financial Statements 77

[k] The following tables present net income and earnings per share information following U.S. GAAP: 2008 2007 2006 Net income under Canadian GAAP $71 $663 $528 Adjustments [net of related tax effects]: In-house tooling and engineering [c] 5 7 22 Compensation expense [d] 2 — (2) Translation gain realized on the reduction of the net investment in a foreign subsidiary [e] (116) (26) — Uncertain tax positions [f] (2) 2 — Related party transactions [j] 1 2 — Net (loss) income under U.S. GAAP (39) 648 548 Other comprehensive (loss) income: Foreign currency translation adjustment (795) 570 193 Net unrealized losses on cash flow hedges [g] (102) (8) (16) Reclassification of net losses on cash flow hedges to net income (1) 1 — Pension and post retirement benefits [h] (57) 49 (6) Comprehensive (loss) income under U.S. GAAP $(994) $1,260 $719 Earnings (loss) per Class A Subordinate Voting or Class B Share under U.S. GAAP: Basic $(0.35) $5.82 $5.05 Diluted $(0.35) $5.74 $4.96 Earnings (loss) per share data were computed as follows: Basic earnings (loss) per Class A Subordinate Voting or Class B Share Net (loss) income under U.S. GAAP $(39) $648 $548 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year 112.8 111.4 108.6 Basic earnings (loss) per Class A Subordinate Voting or Class B Share $(0.35) $5.82 $5.05 Diluted earnings (loss) per Class A Subordinate Voting or Class B Share Net income (loss) under U.S. GAAP $(39) $648 $548 Adjustment [net of related tax effect]: Interest on 6.5% Convertible Subordinated Debentures — 6 5 $(39) $654 $553 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year 112.8 111.4 108.6 Stock options 1.1 1.6 1.7 6.5% Convertible Subordinated Debentures — 1.1 1.1 113.9 114.1 111.4 Diluted earnings (loss) per Class A Subordinate Voting or Class B Share $(0.35) $5.74 $4.96 Magna International Inc. 2008 Annual Report – Financial Statements 78

[l] The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

2008	Canadian GAAP	In-house tooling and engineering	Uncertain tax positions	Pensions and post retirement benefits	Other	U.S. GAAP
Fixed assets	$ 3,701	$ —	$ —	$ —	$ (38)	$ 3,663
Future tax assets	$ 182	$ —	$ 54	$ 6	$ —	$ 242
Other assets	$ 601	$ —	$ —	$ 12	$ —	$ 613
Other accrued liabilities	$ 835	$ 20	$ —	$ 8	$ —	$ 863
Income taxes receivable	$ (11)	$ —	$ (125)	$ —	$ —	$ (136)
Long-term debt	$ 143	$ —	$ —	$ —	$ 4	$ 147
Other long-term liabilities	$ 423	$ —	$ 179	$ 65	$ —	$ 667
Future tax liabilities	$ 136	$ (5)	$ —	$ 4	$ (2)	$ 133
Shareholders' equity:						
Capital stock	$ 3,605	$ —	$ —	$ —	$ 166	$ 3,771
Contributed surplus	67	—	—	—	(44)	23
Retained earnings	3,357	(14)	—	—	(58)	3,285
Accumulated other comprehensive income	334	(1)	—	(59)	(104)	170
Shareholders' equity	$ 7,363	$ (15)	$ —	$ (59)	$ (40)	$ 7,249

2007	Canadian GAAP	In-house tooling and engineering	Uncertain tax positions	Pensions and post retirement benefits	Other	U.S. GAAP
Fixed assets	$ 4,307	$ —	$ —	$ —	$ (41)	$ 4,266
Future tax assets	$ 280	$ —	$ 13	$ 5	$ —	$ 298
Other assets	$ 469	$ —	$ —	$ 18	$ —	$ 487
Other accrued liabilities	$ 911	$ 26	$ —	$ 8	$ —	$ 945
Income taxes receivable	$ 248	$ —	$ (160)	$ —	$ —	$ 88
Long-term debt	$ 337	$ —	$ —	$ —	$ 4	$ 341
Other long-term liabilities	$ 394	$ —	$ 171	$ 11	$ —	$ 576
Future tax liabilities	$ 252	$ (6)	$ —	$ 6	$ (2)	$ 250
Shareholders' equity:						
Capital stock	$ 3,708	$ —	$ —	$ —	$ 166	$ 3,874
Contributed surplus	58	—	—	—	(42)	16
Retained earnings	3,526	(19)	2	—	55	3,564
Accumulated other comprehensive income	1,350	(1)	—	(2)	(222)	1,125
Shareholders' equity	$ 8,642	$ (20)	$ 2	$ (2)	$ (43)	$ 8,579

27. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

Magna International Inc. 2008 Annual Report – Financial Statements
79

MAGNA INTERNATIONAL INC.

Supplementary Financial and Share Information

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)
(unaudited)

Years ended December 31,

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Total sales	23,704	26,067	24,180	2,811	20,653	15,345	12,422	10,507	10,099	9,260
Depreciation and amortization	873	872	790	711	598	506	423	399	372	332
Net income from continuing operations	71	663	528	639	676	567	556	511	548	384
Net income	71	663	528	639	676	500	540	515	551	388
Diluted EPS from continuing operations	0.62	5.86	4.78	5.90	6.95	5.89	6.23	6.05	6.46	4.61
Diluted EPS	0.62	5.86	4.78	5.90	6.95	5.19	6.06	6.09	6.44	4.65
Average number of shares outstanding	112.8	111.4	108.6	106.7	96.7	95.9	88.7	80.1	78.5	78.5
Cash dividends paid per share	1.26	1.15	1.52	1.52	1.48	1.36	1.36	1.36	1.24	1.11
Cash flow from operations	1,054	1,593	1,596	1,698	1,381	1,184	1,404	934	626	667
Capital expenditures	739	741	793	848	859	801	833	486	645	850
Working capital	2,258	3,112	2,277	2,215	2,183	1,937	1,433	1,314	1,056	665
Fixed assets, net	3,701	4,307	4,114	4,124	3,967	3,313	3,676	3,020	3,020	2,931
Total assets	13,189	15,343	13,154	12,321	11,615	9,871	8,910	6,939	6,633	6,273
Long-term debt	143	337	605	700	984	766	608	945	1,338	1,369
Shareholders' equity	7,363	8,642	7,157	6,565	5,335	4,533	5,095	3,829	3,264	3,006
Long-term debt to equity ratio	0.02:1	0.04:1	0.08:1	0.11:1	0.18:1	0.17:1	0.12:1	0.25:1	0.41:1	0.46:1

Magna International Inc. 2008 Annual Report – Financial Statements
80

Share Information

The Class A Subordinate Voting Shares ("Class A Shares") are listed and traded in Canada on the Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE"). As of February 28, 2009 there were 1,850 registered holders of Class A Shares.

Distribution of Shares held by Registered Shareholders

	Class A
Canada	83.7%
United States	16.1%
Other	0.2%

Dividends

Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2008 were paid on each of March 19, June 16, September 15 and December 15, 2008 at the rate of U.S. $0.36, $0.36, $0.36 and $0.18, respectively. These dividends have been designated as "eligible dividends" for purposes of subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Investors – Dividends & Interest".

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices and volumes of Class A Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)

	Year ended December 31, 2008			Year ended December 31, 2007		
Quarter	**Volume**	**High**	**Low**	Volume	High	Low
1st	**21,341,645**	**82.00**	**67.51**	15,756,841	95.08	83.50
2nd	**16,156,002**	**81.66**	**59.89**	20,392,578	100.21	85.32
3rd	**18,028,074**	**67.52**	**52.77**	21,855,686	102.00	81.75
4th	**28,261,420**	**54.88**	**29.13**	21,384,566	97.15	78.10

Class A (NYSE) (U.S.$)

	Year ended December 31, 2008			Year ended December 31, 2007		
Quarter	**Volume**	**High**	**Low**	Volume	High	Low
1st	**13,110,000**	**81.96**	**69.08**	22,434,100	81.56	71.13
2nd	**11,218,700**	**80.05**	**59.05**	24,215,100	94.12	74.05
3rd	**23,793,270**	**64.80**	**51.11**	18,436,300	98.37	78.23
4th	**45,386,511**	**50.75**	**22.85**	13,492,700	99.37	77.58

Magna International Inc. 2008 Annual Report – Financial Statements
81

Corporate Directory

Directors

Frank Stronach
Chairman of the Board

Michael D. Harris
Lead Director

Erik E. Eberhardson

Lady Barbara Judge

Louis E. Lataif

Klaus Mangold

Donald Resnick

Belinda Stronach

Franz Vranitzky

Donald J. Walker

Gregory C. Wilkins

Siegfried Wolf

James D. Wolfensohn

Lawrence D. Worrall

Officers

Frank Stronach
Chairman of the Board

Donald J. Walker
Co-Chief Executive Officer

Siegfried Wolf
Co-Chief Executive Officer

Belinda Stronach
Executive Vice-Chairman

Herbert H. Demel
Chief Operating Officer, Vehicles and Powertrain

Tom J. Skudutis
Chief Operating Officer, Exteriors and Interiors

Manfred Eibeck
Executive Vice-President, Magna Europe

Vincent J. Galifi
Executive Vice-President and Chief Financial Officer

Peter P. Koob
Executive Vice-President, Corporate Development

Marc J. Neeb
Executive Vice-President, Global Human Resources

Alon S. Ossip
Executive Vice-President

Jeffrey O. Palmer
Executive Vice-President and Chief Legal Officer

James J. Tobin, Sr.
Executive Vice-President, Business Development

Gerd R. Brusius
Vice-President, Operational Improvement and Quality – Europe

Joachim V. Hirsch
Vice-President, Special Projects

Hubert Hödl
Vice-President, Marketing and New Business Development – Europe

Robert D. Merkley
Vice-President, Internal Audit

Patrick W. D. McCann
Vice-President, Finance

Scott E. Paradise
Vice-President, Marketing and New Business Development – The Americas

Thomas A. Schultheiss
Vice-President and General Counsel – Europe

Michael G. R. Sinnaeve
Vice-President, Operational Improvement and Quality – The Americas

Louis B. Tonelli
Vice-President, Investor Relations

David M. Williamson
Vice-President, Taxation

Paul H. Brock
Treasurer

Robert Cecutti
Controller

Bassem A. Shakeel
Secretary

Corporate Office

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253

Computershare Trust Company N.A.
250 Royall Street
Canton, MA, USA 02021
Telephone: (781) 575-3120

www.computershare.com

Exchange Listings

Class A Subordinate Voting Shares

Toronto Stock Exchange	**MG.A**
The New York Stock Exchange	**MGA**

6.5% Convertible Subordinated Debentures due March 31, 2010

Toronto Stock Exchange	**MG.DB**

As a "foreign private issuer" listed on The New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2009 Annual Shareholders' Meeting for a description of our corporate governance practices in comparison to the requirements and guidelines of the Canadian securities administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna's Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072. Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 17 to the consolidated financial statements contained in this Annual Report may also do so by contacting Magna's Secretary.

The 2009 Annual Meeting of Shareholders

The 2009 Annual Meeting of Shareholders will be held at Hilton Suites Toronto/Markham Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada on Wednesday, May 6, 2009 commencing at 10:00 a.m. *(Toronto time)*

2008 Annual Report

Additional copies of this 2008 Annual Report or copies of our quarterly reports may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

©Magna International Inc. 2009. Magna and the logo are registered trademarks of Magna International Inc.

Magna International Inc. 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 Fax: (905) 726-7164 Visit our website at: www.magna.com Printed in Canada